SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 16, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

Enclosure: Materials for the Extraordinary General Meeting of Shareholders.

Rosh Ha’ayin, Israel
September 16, 2009

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that a general meeting of shareholders constituting an Extraordinary General Meeting (the “EGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on October 22, 2009 at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

        It is proposed at the EGM to adopt the following resolutions:

(i)	to approve the appointment of Mr. Barry Ben-Zeev (Woolfson) as a new external director (Dahatz) and to approve his remuneration, indemnification and insurance;

(ii)	to conditionally approve a “Run-Off” insurance policy for directors and other office holders of the Company;

(iii)	to conditionally approve a registration rights agreement (to be entered into at a later date) by and between the Company and Scailex Corporation Ltd.;

(iv)	to approve the grant of Indemnification Letters to directors of the Company;

(v)	to conditionally approve a new “D&O” insurance policy (to be entered into at a later date); and

(vi)	to amend certain provisions in our Articles of Association.

        The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter will be required for the approval of item no. 1 on the agenda; provided that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not constituting, or acting on behalf of, “Controlling Parties” (as stated in the Israeli Companies Law (1999), as amended) in the Company, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

        The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter will be required for the approval of items no. 2-4 on the agenda; provided that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not having a Personal Interest (as defined in the Israeli Companies Law (1999), as amended) in the resolution, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

        The vote of holders of a majority of Ordinary Shares participating at the EGM and voting on the matter is required for the approval of item no. 5 on the agenda.

        The vote of holders holding at seventy five percent (75%) of Ordinary Shares participating at the EGM and voting on the matter is required for the approval of item no. 6 on the agenda.

        Only shareholders of record at the close of business on September 23, 2009 (the “Record Date”) will be entitled to participate in and vote at the EGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the EGM in person.

        Shareholders who will not attend the EGM in person are requested to complete, date and sign the form of Deed of Vote (either the English or Hebrew version) distributed herewith and to return it promptly (and in any event at least seventy two hours prior to the time of the EGM) to the Company.

        The Articles of Association of the Company also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the EGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least two Business Days (as defined in the Company’s Articles of Association) prior to the date of the EGM. Shareholders may revoke their Deeds of Authorization by written notice received at the offices of the Company prior to the commencement of the EGM, and vote their shares in person.

        Pursuant to the Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005, shareholders who will not attend the EGM in person may also vote with respect to items no. 1-4 on the agenda by completing the second part of a Hebrew form of Deed of Vote (ktav hatzba’a), which will be submitted to the Company at its address above no later than seventy two hours prior to the time of the EGM. Under such regulations, the shareholders may also submit a position notice (hodaat emda) to the Company’s office (envelope marked clearly as “position notice”, to the Company’s Vice President Legal and Regulatory Affairs and Joint Company Secretary, at the address stated above) in respect to items no. 1-4 on the agenda, no later than ten days following the Record Date (October 3, 2009). The deadline for submission of the Board of Directors’ response to such position notices is October 9, 2009. A Hebrew form of Deed of Vote and position notices (if any), are available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and a convenience translation of the documents into English is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

        Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the EGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the EGM. Should no lawful quorum be present one half hour following the time set for the EGM, the EGM shall be adjourned for Thursday, October 29, 2009, at the same time and place.

        A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba’a) and the Position Notices (hodaot emda).

        A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the EGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

        A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, if the shareholder notified the Exchange member that the shareholder is so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. Shareholder’s notice in respect of Deeds of Vote shall also apply to Position Notices.

        Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following coordination at telephone number +972-54-7814191.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President Legal and Regulatory Affairs and Joint Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48103, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Extraordinary General Meeting (the “EGM”), to be held on October 22, 2009 commencing at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

        It is proposed at the EGM to adopt the following resolutions:

(i)	to approve the appointment of Mr. Barry Ben-Zeev (Woolfson) as a new external director (Dahatz) and to approve his remuneration, indemnification and insurance;

(ii)	to conditionally approve a “Run-Off” insurance policy for directors and other office holders of the Company.

(iii)	to conditionally approve a registration rights agreement (to be entered into at a later date) by and between the Company and Scailex Corporation Ltd.;

(iv)	to approve the grant of Indemnification Letters to directors of the Company;

(v)	to conditionally approve a new “D&O” insurance policy (to be entered into at a later date); and

(vi)	to amend certain provisions in our Articles of Association.

        A form of a Deed of Vote (English and Hebrew versions) for use at the EGM (either the English or Hebrew version) is distributed herewith. With respect to Items no. 1-4 on the agenda, the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba’a) under the Israeli Companies Law (1999) (the “Israeli Companies Law”) and Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the EGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the English or Hebrew version distributed herewith, if properly executed and delivered to the Company at the address above at least seventy two hours prior to the time of the EGM, will be voted as indicated on the form.

        In parallel to distribution of this Notice and Proxy Statement, a Hebrew version of a Deed of Vote (ktav hatzba’a) per Israeli requirements and an English version of a Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s Secretary), the vote shall be disqualified.

        Proxies for use at the EGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the end of the day on September 23, 2009, will be entitled to receive notice of, and to vote at the EGM. Proxies are being mailed to non-registered shareholders on or about September 16, 2009 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        On September 13, 2009, the Company had outstanding 154,066,972 Ordinary Shares, excluding 4,467,990 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the EGM.

        Registered joint holders of shares should take note that, pursuant to the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

        Holders of American Depositary Shares are not registered in the Company’s Shareholders Register but may instruct the Depositary, Bank of New York, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

ITEM 1 – APPOINTMENT OF A NEW EXTERNAL DIRECTOR
(DAHATZ)

        The shareholders of the Company approved the appointment of Mr. Moshe Vidman as an External Director of the Company until October 27, 2009.

        Under the Israeli Companies Law, the Company is required to have at least two External Directors (Dahatzim) on its Board of Directors. The Board of Directors of the Company has resolved to recommend to the shareholders of the Company to approve the appointment of Mr. Barry Ben-Zeev (Woolfson) as an External Director (Dahatz) of the Company for a term of three years from his appointment.

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        Mr. Barry Ben-Zeev (Woolfson) has been providing strategic business consulting services since 2009. He served as the deputy-Chief Executive Officer and Chief Financial Officer of Bank Hapolaim in 2008. He joined the bank in 1976 and served in a variety of positions in the branch system and the international division including New York. He served in the following executive positions prior to becoming Deputy-Chief Executive Officer and Chief Financial Officer; Deputy-Chief Executive Officer, Head of International Private Banking during the years 2002-2006 and Deputy -Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. He also served as a member of the Board of Directors of the Tel-Aviv Stock Exchange during the years 2006-2007 and as the Chairman of Bank Hapolaim Switzerland and Poalim Asset Management during the years 2002-2006. He received both his Bachelor’s degree in Economics and his Masters in Business Administration from Tel-Aviv University. To the best knowledge of the Company and the Company’s Directors, Mr. Barry Ben-Zeev (Woolfson) is not a “Family Member” (as defined in the Securities Act of 1968) of another “Interested Party” (as defined in clause (1) of the definition in the Securities Act of 1968) in the Company.

        The Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Ben-Zeev (Woolfson) was determined by the Board of Directors to be one of the “accounting and financial experts” under the Israeli Companies Law and these regulations. Mr. Ben-Zeev (Woolfson) also qualifies as an independent director according to US law.

        Under the Israeli Companies Law and regulations promulgated thereunder, the Companies Regulations (Rules for the Compensation and Expenses for an External Director), 2000, as amended (the “Compensation Regulations”), the remuneration with which the Company provides its External Directors (Dahatzim) requires the approval of shareholders. The Compensation Regulations allow for several methods of remuneration of the External Directors (Dahatzim). The Compensation Regulations also allow for reimbursement of certain expenses to External Directors (Dahatzim).

        The latest amendments to the Compensation Regulations recognised the increased burden on, and responsibility of, the External Directors (Dahatzim). The Compensation Regulations allow the Company to remunerate the External Directors according to the “relative method”, which is relative to the remuneration that a company pays its “other directors.” The term “other directors” is defined in the Compensation Regulations. It generally includes directors who are not External Directors (Dahatzim) in that company, controlling party directors, directors holding another position in the company, holding a position in that company’s controlling party or in an entity controlled by that controlling party, directors who provide additional services on an ongoing basis to that company, the controlling party or to a company controlled by that company’s controlling party or directors who receive other remuneration from that company.

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        The Company wishes to remunerate Mr. Ben-Zeev (Woolfson) according to the “relative method” of remuneration under the Compensation Regulations by paying Mr. Ben-Zeev (Woolfson) the same remuneration that the Company pays its two “other directors” (Messrs. Galil and Gissin) and its other External Director (Dr. Michael Anghel). Therefore, the Company wishes to pay Mr. Ben-Zeev (Woolfson), commencing from his appointment, an annual fee of NIS180,000 (one hundred and eighty thousand NIS) per annum and an attendance fee of NIS4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (whether participating in person, by means of communication, or in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007 (set in the Compensation Regulations), but in any event no less than an aggregate amount per annum equal to US$50,000 (US Dollars fifty thousand) as previously approved by the shareholders (the “Remuneration”) plus reimbursement of certain expenses.

        The Audit Committee and the Board of Directors have resolved to approve and to recommend to the shareholders at the EGM to approve in the event of Mr. Ben-Zeev (Woolfson)‘s appointment: (i) the Remuneration of Mr. Ben-Zeev (Woolfson), and the reimbursement of expenses to him as set forth in the Compensation Regulations from the date of his appointment as an External Director of the Company; and (ii) that Mr. Ben-Zeev (Woolfson) will benefit from the current D&O insurance policy of the Company and, in the event that either resolution 4 or 5 below is approved, such resolution will apply to him.

        The Audit Committee, the Board of Directors and the shareholders of the Company have resolved in 2008 that, in the event options will be granted to Company’s directors, the Company will grant options to the External Directors in a manner complying with the Compensation Regulations. Such resolution will apply to Mr. Ben-Zeev (Woolfson).

        Dr. Michael Anghel will continue to serve as an External Director (Dahatz) of the Company without any change, as previously approved.

        It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED, to appoint Mr. Ben-Zeev (Woolfson) as an External Director (Dahatz) of the Company, for a term of three years, in accordance with the Israeli Companies Law, commencing at the close of the EGM, or at October 28, 2009 if the amendment of the Company’s Articles of Association under item 6 below is approved.

(ii)	RESOLVED, to approve the payment of the Remuneration and the reimbursement of expenses as set forth in the Compensation Regulations to Mr. Ben-Zeev (Woolfson). In the event that options will be granted to Company directors, the Company will grant options to Mr. Ben-Zeev (Woolfson) in a manner complying with the Compensation Regulations. Mr. Ben-Zeev (Woolfson) will benefit from the current D&O insurance policy of the Company and, in the event that either resolution 4 or 5 below is approved, such resolution will apply to Mr. Ben-Zeev (Woolfson).

(iii)	RESOLVED, that these resolutions are in the best interest of the Company”.

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        The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter will be required for the approval of item no. 1 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not constituting, or acting on behalf of, “Controlling Parties” (as stated in the Israeli Companies Law) in the Company, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

        A shareholder shall notify the Company at the address above at least two Business Days (as defined in the Company’s Articles of Association) prior to the date of the EGM, whether the shareholder is, or is acting on behalf of, a “Controlling Party” (as stated in the Israeli Companies Law) in the Company or not, as a condition for that shareholder’s right to vote and be counted with respect to such resolutions. A shareholder voting, by means of a Deed of Vote, may include such notice with regard to a “Controlling Party” interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 2 – CONDITIONAL APPROVAL OF A “RUN-OFF”
INSURANCE POLICY TO DIRECTORS AND OTHER OFFICE HOLDERS
OF THE COMPANY

        The Israeli Companies Law and the Company’s Articles of Association authorize the Company to enter into an insurance contract, and/or arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities he or she incurs as a result of a direct or indirect action or inaction undertaken by such person (or together with other directors or officers of the Company) in his or her capacity as a director or officer of the Company for any of the following:

(i)	The breach of the duty of care toward the Company or toward any other person;

(ii)	The breach of the duty of loyalty toward the Company provided the officer or director has acted in good faith and had reasonable grounds to assume that the action would not harm the Company;

(iii)	A financial liability imposed on him or her in favor of another person; and

(iv)	Any other matter in respect of which it is permitted or will be permitted under the Israeli Companies Law to insure the liability of a director or officer in the Company.

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        Currently, the Company participates in a Directors’ and Officers’ Liability Insurance Policy procured by the Company’s indirect controlling shareholder, Hutchison Telecommunications International Limited, as described below (the “Current D&O Policy”).

        Upon consummation of the agreement entered into on August 12, 2009 between Advent Investments Pte Ltd. (“Advent”) and Scailex Corporation Ltd. (“Scailex”), for the acquisition by Scailex of 78,940,104 Ordinary Shares of the Company (the “Change of Control Transaction”), the Current D&O Policy will cease to apply to our directors and officers. It is proposed to adopt, conditionally, a “Run-Off” insurance policy (the “Run-Off Policy”) of up to US $100 million insurance cover for liability of the Company’s directors, officers and employees acting in their managerial and/or supervisory capacity for acts, errors or omissions carried out or suffered prior to the date of closing of the Change of Control Transaction, for a period of seven years from the consummation of the Change of Control Transaction and cancellation of Current D&O Policy. The net premium to be paid by the Company for such cover for the said seven year period, after deducting a pro-rata cancellation premium refund, shall not exceed U.S. $200,000.

        The Audit Committee and the Board of Directors have resolved to approve, and to recommend to the shareholders at the EGM to approve, conditionally, the Run-Off Policy and resolved that the Run-Off Policy is in the best interest of the Company.

        The Directors have noted that they all have a Personal Interest (as defined in the Israeli Companies Law) in this matter.

        It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED, to approve the Run-Off Policy and the payment of a net premium therefor in an amount not exceeding U.S. $200,000, which shall become effective on, and be subject to, the consummation of the Change of Control Transaction.

(ii)	RESOLVED, that the resolution is in the best interest of the Company.”

        The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter will be required for the approval of item no. 2 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not having a Personal Interest (as defined in the Israeli Companies Law) in the matter, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

        A shareholder shall notify the Company at the address above at least two Business Days (as defined in the Company’s Articles of Association) prior to the date of the EGM, whether the shareholder has a Personal Interest (as defined in the Israeli Companies Law) in the resolution or not, as a condition for that shareholder’s right to vote and be counted with respect to such resolution. A shareholder voting, by means of a Deed of Vote, may include said notice regarding Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

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ITEM 3 – CONDITIONAL APPROVAL OF THE REGISTRATION RIGHTS
AGREEMENT

        According to the existing Registration Rights Agreement of October 26, 1999 (the “Existing RRA”), the Company has granted its then principle founding shareholders (Advent, Matbit Telecommunications Systems Ltd., Tapuz Cellular Systems Limited Partnership and Matav Investments Ltd.) a right to require the Company to register Ordinary Shares held by them under the US Securities Act of 1933 (the “US Securities Act”). In the Existing RRA, the Company has agreed that, upon request from any of the principle shareholders (the “Demand Right”), the Company will file a registration statement under the US Securities Act to register the Ordinary Shares held by them, subject to a maximum request of one Demand Right in any six- month period and to certain other limitations. There is no limit to the number of registrations that can be requested under the Existing RRA. The minimum amount of shares that must be included in any registration that can be requested under the Existing RRA is 2.65% of the outstanding shares. The company has also granted to each of the principle shareholders the right to include their Ordinary Shares in the registrations made by the Company (the “Piggy Back Right”). Upon the exercise of the Demand Right or the Piggy Back Right (the “Registration Rights”), the Company will be required to prepare and file a registration statement with the Securities & Exchange Commission (“SEC”), enter into an underwriting agreement in a customary form (in the case of an underwritten offering) and procure the delivery of certain customary documents, including legal opinions and comfort letters. In the case of a Demand Right, the shareholder will pay all of its own legal fees and underwriting discounts and commissions applicable to the securities being offered and the remaining expenses are shared pro rata by the Company and the shareholder. In the case of Piggy Back Rights, the Company will pay all fees except the underwriting discount applicable to the shares being sold by the shareholder and the shareholder’s legal fees. The Existing RRA also provides that the Company will indemnify each selling shareholder and any underwriter against any liability arising as a result of a material misstatement in, or omission from, the registration statement.

        The Existing RRA will terminate with respect to each shareholder upon the earlier of October 26, 2009 and such time as that shareholder can sell its Ordinary Shares into the United States public market pursuant to an exemption from the registration requirements of the US Securities Exchange Act of 1934, without regard to holding period, volume or manner of sale limitations.

        The Company was informed by Advent that under the terms of the Change of Control Transaction, Advent undertook to Scailex: (i) to use commercially reasonable efforts to cause the convening of the Company’s Audit Committee, Board of Directors and shareholder to discuss granting Scailex similar registration rights to those in the Existing RRA for a period of five years from the consummation of the Change of Control Transaction; and (ii) to vote in favor of such resolution at the shareholders meeting. It is proposed that the Company will enter into a new conditional registration rights agreement (the “Proposed RRA”) with Scailex. The terms and conditions of the Proposed RRA shall be substantially similar to those of the Existing RRA, except that: (i) October 26, 2009 shall be substituted by a date which is five years from the consummation of the Change of Control Transaction; and (ii) other changes annotated on Annex “A” attached hereto.

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        The Audit Committee and the Board of Directors of the Company conditionally approved, and recommended to the shareholders to approve, the Proposed RRA and resolved that the Proposed RRA is in the best interest of the Company since it will help to facilitate an orderly disposal of shares by the shareholder who will become a beneficiary of the Proposed RRA in consultation and coordination with the Company and will allow the Company to regulate disposals by such a shareholder during “blackout” periods as well as when the Company offers shares in the market.

        The Directors have noted that the directors nominated by Advent shall be deemed, for the sake of being cautious, to have a Personal Interest (as defined in the Israeli Companies Law) in this matter.

        It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED, to approve the Proposed RRA, which shall become effective on, and be subject to, the consummation of the Change of Control Transaction.

(ii)	RESOLVED, that the resolution is in the best interest of the Company.”

        The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter will be required for the approval of item no. 3 on the agenda. For the sake of being caution, item 3 will be approved as if Advent has a Personal Interest in this matter, thus one of the following conditions should also be fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not having a Personal Interest (as defined in the Israeli Companies Law) in the approval of this matter, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

        A shareholder shall notify the Company at the address above at least two Business Days (as defined in the Company’s Articles of Association) prior to the date of the EGM, whether the shareholder has a Personal Interest (as defined in the Israeli Companies Law) in the resolution or not, as a condition for that shareholder’s right to vote and be counted with respect to such resolution. A shareholder voting, by means of a Deed of Vote, may include said notice regarding a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

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ITEM 4 – APPROVAL OF THE GRANT OF INDEMNIFICATION LETTERS
TO DIRECTORS OF THE COMPANY

        The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses he or she incurs as a result of action or inaction undertaken by such person (or together with other directors or officers of the Company) in his or her capacity as a director or officer of the Company for:

(i)	financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court, provided that such acts pertain to one or more of the events set forth in the indemnification letter, which, in the opinion of the Board of Directors of the Company, are anticipated in light of the Company’s activities at the grant of indemnification and is limited to the sum or measurement of indemnification determined by the Board of Directors to be reasonable given the circumstances set forth in the indemnification letter;

(ii)	reasonable litigation expenses, including legal fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the Company or by a third party, or in a criminal proceeding in which the director or officer is acquitted or if convicted, for an offense which does not require criminal intent; and

(iii)	reasonable litigation expenses, including legal fees incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or officer and either: (i) no financial liability was imposed on the director or officer in lieu of criminal proceedings; or (ii) financial liability was imposed on the director or officer in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, within the meaning of the relevant terms in the law.

        The Israeli Companies Law provides that a company may not indemnify a director or officer for his or her liability for: (a) a breach of duty of loyalty towards the company, unless the director or officer acted in good faith and had reasonable grounds to assume that the action would not harm the company; (b) a breach of duty of care done intentionally or recklessly (“pzizut”) except for negligence; (c) an intentional act intended to unlawfully yield a personal profit; and (d) a fine or a penalty imposed upon the director or officer.

        The Company wishes to issue to all current and future directors of the Company, serving the Company, or serving as directors or officers on behalf of the Company in other companies, (each an “Indemnified Person”), a new indemnification letter substantially in the form attached hereto as Annex “B” (the “Indemnification Letter”). The aggregate indemnification amount payable by the Company to all the directors, officers and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by the Company in the future will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each as measured at the time of indemnification.

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        For the avoidance of doubt, in the event that at the EGM the resolution below will not be adopted, the current indemnification letters granted to any Indemnified Person shall remain in full force and effect.

        The Audit Committee and the Board of Directors of the Company have approved the grant of the new Indemnification Letter to the Indemnified Persons and separately approved the grant of indemnification letters to officers of the Company serving the Company, or serving as directors or officers on behalf of the Company in other companies.

        The Directors have noted that they all have a Personal Interest (as defined in the Israeli Companies Law) in this matter.

        It is proposed, in accordance with the Israeli Companies Law and the Company’s Articles of Association, that at the EGM the following resolution be adopted:

(i)	“RESOLVED, to approve the Company’s undertaking to indemnify each Indemnified Person, and to provide each such Indemnified Person with an Indemnification Letter substantially in the form attached hereto as Annex “B.”

(ii)	RESOLVED, that the resolution is in the best interest of the Company.”

        The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter will be required for the approval of item no. 4 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not having a Personal Interest (as defined in the Israeli Companies Law) in the approval of this matter, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

        A shareholder shall notify the Company at the address above at least two Business Days (as defined in the Company’s Articles of Association) prior to the date of the EGM, whether the shareholder has a Personal Interest (as defined in the Israeli Companies Law) in the resolution or not, as a condition for that shareholder’s right to vote and be counted with respect to such resolution. A shareholder voting, by means of a Deed of Vote, may include said notice regarding Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval of this proposed resolution.

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ITEM 5 – CONDITIONAL APPROVAL OF THE COMPANY’S D&O
INSURNACE POLICY

        The Israeli Companies Law and the Company’s Articles of Association authorize the Company to enter into an insurance contract, and/or arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of directors and other Office Holders (as described above).

        Currently, the Company participates in the Current D&O Policy procured by the Company’s indirect controlling shareholder, Hutchison Telecommunications International Limited (“Hutchison Telecom”), insuring the Company Directors’ and Officers’ liability and the Company’s undertaking to indemnify them, in respect of certain matters permitted by the Israeli Companies Law.

The Current D&O Policy provides the following coverage:

(i)	Primary coverage for the directors and officers of the Company and its subsidiaries for an amount of U.S. $50M for any one claim and in the aggregate (the “Layer One”);

(ii)	In excess of Layer One the Current D&O Policy provides coverage for Hutchison Telecom, and its participating subsidiaries, including the Company of up to U.S. $75M for any one claim and in the aggregate.; and

(iii)	as a participating subsidiary of Hutchison Telecom, we are also covered by further excess directors’ and officers’ liability insurance policies of up to a limit of US $75M for any one claim and in the aggregate for the policy period. These policies are shared with Cheung Kong (Holdings) Ltd, HWL, Hutchison Telecommunications Hong Kong Holdings Limited, CK Life Sciences Int’l. (Holdings), Inc. and Hongkong Electric Holdings Limited and their respective subsidiaries.

In the event of the depletion of the insurance coverage underlying the first layers of insurance as the result of payment of loss, these policies shall continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such first layers of insurances on follow form basis.

The Company’s participation in the annual premium of the insurance program as described above is US $506,850 for 2009. Upon consummation of the Change of Control Transaction, the Current D&O Policy will cease to apply to our directors and officers.

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The Audit Committee and the Board of Directors have resolved to approve, and to recommend to the shareholders at the EGM to approve, conditionally, a new Directors and Officers Insurance Plan (the “New D&O Policy”) of up to US $50M insurance cover for liability of the Company’s directors, officers and employees acting in their managerial and/or supervisory capacity for acts, errors or omissions carried out or suffered after the closing of the Change of Control Transaction, for a period of up to one year from the consummation of the Change of Control Transaction (currently contemplated at around 31 July 2010, the expiration date of the current D&O Policy). The premium to be paid by the Company for such cover shall not exceed U.S. $300,000 for such period.

The Audit Committee and the Board of Directors also resolved that the New D&O Policy is in the best interest of the Company.

The Directors have noted that they all have a Personal Interest (as defined in the Israeli Companies Law) in this matter.

        It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED, to approve the New D&O Policy and the payment of a premium therefor in an amount not exceeding U.S. $300,000 for up to one year, which shall become effective on, and be subject to, the consummation of the Change of Control Transaction.

(ii)	RESOLVED, that theresolution is in the best interest of the Company.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 6 – AMENDMENT OF THE ARTICLES OF ASSOCIATION

        The Company wishes to amend its Articles of Association as detailed below:

(i)	Financial Statements and related Board Report and Report of the Board re auditor’s fees. Under the Israeli Companies Law, financial statements can be approved and signed by the board of directors and presented for discussion before the annual general meeting together with a related Board Report, without approval by the shareholders. Similarly, under the Israeli Companies Law, auditor’s fees may be approved by the board of directors and presented for discussion before the annual general meeting together with a related Board Report, without approval by the shareholders. However, our Articles of Association include an additional requirement of shareholders approval of the financial statements and related Board Report, and the Board’s report re auditor’s fees. The Company wishes to delete the requirements of said shareholders approval, to conform the Articles of Association to the Israeli Companies law and common Israeli practice.

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(ii)	With respect to Annual General Meetings, our current Articles of Association restrict the matters to be discussed at said meetings to a specified list. It is proposed to amend section 15 of the Articles of Association to allow the inclusion of additional matters in said meeting without the need to formally convene an Extraordinary Meeting.

(iii)	With respect to the appointment of External Directors (Dahatzim) to the Company’s Board of Directors, the current Articles of Association do not expressly allow the term of the External Directors (Dahatzim) to commence later than the close of a General Meeting. It is proposed to amend section 23.3.4 of the Articles of Association to expressly allow the term of an elected External Director (Dahatz) to commence at the close of a General Meeting or at a later date, all as stated in the shareholders resolution appointing said External Director (Dahatz). This amendment is intended to allow the Company more flexibility in scheduling General Meetings in which External Directors (Dahatzim) are to be elected.

(iv)	With respect to the nomination by our Board of Directors, of directors to the Company’s Board of Directors, the current Articles of Association require a majority of at least 75% of the Directors of the Company. It is proposed to amend section 23.4 of the Company’s Articles of Association in a way that the Board of Directors will have the right, at all times, upon approval of a simple majority of the Directors of the Company, to elect any person as a Director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors provided that the maximum number of Directors permitted under the Articles of Association is not exceeded. Any Director elected in such manner shall serve in office until the coming Annual Meeting and may be re-elected. This amendment is intended to conform the majority required for election by the Board of Directors to the majority required for election by the General Meeting.

        The full text of the amendments is annotated on the amended Articles of Association attached hereto as Annex “C”.

        It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED, that the amendments to the Articles of Association, substantially in the form annotated on Annex “C” attached hereto, are hereby approved.

(ii)	RESOLVED, that the amendments to the Articles of Association will enter into force at the close of the EGM.

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        The affirmative vote of the holders of seventy five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

RESTRICTIONS ON VOTING RIGHTS

        Partner conducts its operations pursuant to licenses granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s License contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

        Any shareholder seeking to vote at the EGM must notify the Company prior to the vote, or, if the vote is by Deed of Vote, must so indicate on the Deed of Vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of Partner’s License (a translation of Sections 21-24 of the License is attached hereto as Annex “D”). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President Legal and Regulatory Affairs and Joint Company Secretary

Dated: September 16, 2009

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Annex “A”

REGISTRATION RIGHTS AGREEMENT

        REGISTRATION RIGHTS AGREEMENT, dated as of ~~October [26], 1999~~_______, 2009 (this “Agreement”), ~~among~~by and between Partner Communications Company Ltd., a company organized under the laws of Israel (the “Company”), and ~~Advent Investments Pte Ltd., a company organized under the laws of Singapore (“Advent”), Matbit Telecommunications Systems Ltd., a company organized under the laws of Israel (“Matbit” ), Tapuz Cellular Systems Limited Partnership, a limited partnership organized under the laws of Israel (“Tapuz”), and Matav Investments Ltd., a company organized under the laws of Israel (“Matav”). Each of Advent, Matbit, Tapuz and Matav is referred to herein as a “Shareholder”.~~Scailex Corporation Ltd., a company organized under the laws of Israel (the “Shareholder”).

        ~~WHEREAS, the Company has determined that it is in the best interests of the Company to offer Ordinary Shares, nominal value NIS 0.01 per share, of the Company (the “Ordinary Shares”) in the form of American Depositary Shares (“ADSs”) in the United States (the “Offering”) pursuant to the fling of a Form F-l Registration Statement under the United States Securities Act of 1933, as amended (the “Securities Act”); and~~

        ~~WHEREAS, the Company has~~
        WHEREAS, the Shareholder entered into that certain Share Purchase Agreement, dated as of August 12, 2009, by and between the Shareholder and Advent Investments Pte Ltd (the “Share Purchase Agreement”), under which the Shareholder will acquire 78,940,104 ordinary shares, par value NIS 0.01 per share, of the Company (the Company’s ordinary shares, the “Ordinary Shares”);1

        WHEREAS, in connection with the transactions contemplated by the Share Purchase Agreement the Shareholder desires that this Agreement shall be executed and delivered; and

        WHEREAS, the audit committee and the board of directors of the Company have determined that it is in the best interests of the Company to enter into this Agreement with the ~~Shareholders~~Shareholder in connection with the ~~Offering.~~Share Purchase Agreement.

        NOW, THEREFORE, in consideration of the mutual promises, representations, warranties and conditions contained herein, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

        SECTION 1.01. As used in this Agreement, the following terms shall have the following respective meanings:

“Commission”shall mean the United States Securities and Exchange Commission, or any other United States federal agency at the time administering the Securities Act or the Exchange Act, as applicable, whichever is the relevant statute.

[1] This draft assumes that the registration rights agreement will be entered into prior to closing of the Share Purchase Agreement subject to obtaining the shareholders approval and the closing of the transactions contemplated by the Share Purchase Agreement.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be amended from time to time.

“Holder” shall mean ~~each~~the Shareholder or any transferee or assignee thereof to whom the rights under this Agreement are assigned in accordance with the provisions of Section 4.~~06~~07 hereof.

“Person” shall mean a corporation, association, partnership, organization, group (as such term is used in Rule 13d-5 under the Exchange Act), business, individual, government or political subdivision thereof, governmental agency or other entity.

“Registrable Shares” shall mean any Ordinary Shares held by ~~a~~the Shareholder from time to time. For purposes of this Agreement, any Registrable Shares shall cease to be Registrable Shares when (x) a registration statement covering such Registrable Shares has been declared effective and such Registrable Shares have been disposed of pursuant to such effective registration statement or (y) such Registrable Shares are sold feely in the public market by a person in a transaction in which the rights under the provisions of this Agreement are not assigned.

“Securities Act” shall mean the United States Securities Act of 1933, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be amended from time to time.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

SECTION 2.01. Representations and Warranties of the ~~Shareholders. Each~~ Shareholder~~, severally,~~. The Shareholder hereby represents and warrants to the Company that it has all requisite power and authority, and has received all requisite approvals to complete the transactions contemplated hereby; this Agreement has been duly authorized, executed and delivered by ~~each~~the Shareholder and constitutes a valid and binding agreement enforceable against it in accordance with its terms.

        SECTION 2.02. Representations and Warranties of the Company. The Company represents and warrants to ~~each~~the Shareholder that it has been ‘duly incorporated as a limited liability company under the laws of Israel and that (i) it has all requisite corporate power and authority, and has received all requisite approvals (including any necessary approval of its audit committee and board of directors) to complete the transactions contemplated hereby and (ii) this Agreement has been duly authorized, executed and delivered by it and constitutes it valid and binding agreement enforceable by ~~each~~the Shareholder against it in accordance with its terms.

ARTICLE III
AGREEMENTS IN RESPECT OF THE REGISTRABLE SHARES

        SECTION 3.01. Demand Registrations. (a) Each Holder shall have the right (the “Demand Right”) during the term of this Agreement to require the Company to file a registration statement under the Securities Act in respect of all or some of the Registrable Shares held by such Holder (but not less than a number of Registrable Shares that represents at least 2.65% of the then outstanding Ordinary Shares of the Company). Subject to the provisions of subsection (b) below, as promptly as practicable, but in no event later than 45 days after the Company receives a written request from such Holder demanding that the Company so register the number of Registrable Shares specified in such request, the Company shall file with the Commission and thereafter use its best efforts to cause to be declare effective promptly a registration statement (a “Demand Registration”) providing for the registrations of all Registrable Shares as such Holder shall have demanded be registered. The Company may satisfy its obligation to file a Demand Registration through an automatic shelf registration statement on form F-3 within the meaning of Rule 405 under the Securities Act. All requests made pursuant to this Section 3.01 (a) shall specify the amount of the Registrable Shares to be registered. The Demand Registration shall be for a firm commitment underwritten public offering.

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        (b) Anything in this Agreement to the contrary notwithstanding, the Company shall be entitled to postpone and delay the filing of any Demand Registration until the earliest practicable time at which such Demand Registration can be reasonably effected if (i) the Company is conducting or about to conduct an underwritten public offering of securities in which the Holder is entitled to join pursuant to Section 3.02 hereof, (ii) the Company is subject to an existing contractual obligation not to engage in a public offering, (iii) the financial statements of the Company for the fiscal period most recently ended prior to such written request are not yet available, or (iv) the Company shall determine that any such filing or the offering of any Registrable Shares would (x) in the good faith judgment of the Board of Directors of the Company, impede, delay or otherwise interfere with any pending or contemplated financing, acquisition, corporate reorganization or other similar transaction involving the Company, (y) based upon advice from the Company’s investment banker or financial advisor, adversely affect any pending or contemplated offering or sale of any class of securities by the Company, or (z) require disclosure of material nonpublic information which, if disclosed at such time, would be materially harmful to the interests of the Company and its shareholders. After the expiration of any such postponement or delay and without any further request from a Holder, the Company shall effect the filing of the relevant Demand Registration and shall use its best efforts to cause any such Demand Registration to be declared effective as promptly as practicable unless such Holder shall have, prior to the effective date of such Demand Registration, withdrawn in writing its initial request, in which case such withdrawn request shall not constitute a Demand Registration.

        (c) Notwithstanding anything contained in this Section 3.01:

(i) the Company shall not be required to file a registration statement within 180 days of the effective date of a prior registration statement filed as a result of a request for a Demand Registration by a Holder or within 180 days of the effective date of a prior registration statement registering Ordinary Shares;

(ii) a Holder shall not be entitled to request a Demand Registration until after twelve months from the ~~date hereof~~Effective Date,

(iii) no request for a Demand Registration may be made by a Holder during the pendency of any lock-up period imposed in connection with a public offering of securities of the Company, except with the consent of the underwriters controlling the applicable lock-up agreement

(iv) the Company shall not be required to file a registration statement if the filing of such a registration statement, or the transactions contemplated by such filing, would in the good faith judgment of the Board of Directors of the Company be contrary to applicable rules or law;

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(v) the Company shall not be required to file a registration statement if the filing of such registration statement, or the transactions contemplated by such fling, would in the good faith judgment of the Board of Directors of the Company result in a breach of the Company’s license; and

(vi) the Company shall not be required to file a registration statement if the filing of such registration statement, or the transactions contemplated by such filing, would in the good faith judgment of the Board of Directors of the Company result in a breach of the Company’s ~~Senior Credit Facility or any of the Facility Documents (as defined in the Senior Credit Agreement dated August 13, 1998).~~financing or other debt documents (including, any ancillary documents related thereto).

        (d) Notwithstanding anything contained in this Section 3.01, if the lead underwriter of an offering involving a Demand Registration advises the Holders that have requested such registration that the total number of Registrable Shames that the Holders intend to include is such as (i) would materially and adversely affect the price of the Ordinary Shares to be offered or (ii) result in a greater number of Ordinary Shares being offered than the market could reasonably absorb, then the number of Registrable Shares to be registered in the Demand Registration shall be reduced to such number which, in the opinion of such underwriters, can be sold without (i) materially and adversely affecting the price of the Ordinary Shares to be offered or (ii) resulting in a greater number of Ordinary Shares being registered than the market could absorb. Such Registrable Shares to be included in such registration shall be allocated pro rata among all requesting Holders on the basis of the relative number of securities originally requested to be registered by each of them.

        (e) The Company shall be entitled to include newly issued Ordinary Shares in any Demand Registration; provided, however, that if the lead underwriter of an offering involving a Demand Registration advises the Holders that have requested such registration that the number of Ordinary Shares that the Company intends to include in addition to the total number of Registrable Shares that the Holders intend to include is such as (1) would materially and adversely affect the price of the Ordinary Shares to be offered or (ii) result in a greater number of Ordinary Shares being offered than the market could reasonably absorb, then the Holders will promptly, so advise the Company and may require, by written notice to the Company accompanying such advice, that, to the extent necessary to meet such limitation, newly issued Ordinary Shares shall be excluded from such Demand Registration.

        SECTION 3.02. Piggyback Registration. ~~(a) If, at any time following the date of the Offering and during the term of the Agreement with respect to each Holder,~~(a) If the Company proposes to file a registration statement under the Securities Act with respect to an offering of its Ordinary Shares (i) for its own account (other than a registration statement on Form F-4, S-4 or S-8 (or any substitute form that may be adopted by the Commission)) or (ii) for the account of any holders of its Ordinary Shares (including any pursuant to a Demand Registration), on a form and in a manner that would permit registration of Registrable Shares for sale to the public under the Securities Act, the Company shall give written notice of such proposed filing to each Holder as soon as practicable (but in any event not less than 30 days before the anticipated filing date), and such notice shall offer each Holder the opportunity to register such number of Registrable Shares as the Holder shall request. Upon the written direction of any Holder, given within 20 days following the receipt by such Holder of any such written notice (which direction shall specify the number of Registrable Shares intended to be disposed of by such Holder), the Company shall include in such registration statement (a “Piggyback Registration” and, collectively with a Demand Registration, a “Registration’”) such number of Registrable Shares as shall be set forth in such notice.

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        (b) Notwithstanding anything contained in this Section 3.02, if the lead underwriter of an offering involving a Piggyback Registration advises the Company that the inclusion of such Registrable Shares (i) would materially and adversely affect the price of the Ordinary Shares to be offered or (ii) result in a greater amount of Ordinary Shares being offered than the market could reasonably absorb, then the number of Registrable Shares to be registered by each party requesting Piggyback Registration shall be reduced such that the total number of Registrable Shares being registered is not larger than such number which, in the opinion of such underwriters, can be sold without (i) materially and adversely affecting the price of the Ordinary Shares to be offered or (ii) resulting in a greater number of Ordinary Shares being registered than the market could absorb. Such Registrable Shares to be included in such Registration shall be allocated pro rata among all requesting Holders on the basis of the relative number of securities originally requested to be registered by each of them. Nothing contained herein shall require the Company to reduce the number of Ordinary Shares proposed to be issued by the Company.

        (c) Subject to Section 3.01 (e) (ii) hereof, no Piggyback Registration effected under this Section 3.02 shall be deemed to have been effected pursuant to Section 3.01 hereof or shall release the Company of its obligations to effect any Demand Registration upon request as provided under Section 3.01 hereof

        (d) The Company shall not be obligated to effect any registration of Registrable Shares under this Section 3.02 that is incidental to the registration of any of its securities in connection with any merger, acquisition, exchange offer, dividend reinvestment plan or stock option or other employee benefit plan.

        (e) Notwithstanding anything contained in this Section 3.02, if at any time after giving notice of its intention to register any of its securities and prior to the effective date of the registration statement fled in connection with such registration, the Company shall determine for any reason not to register such securities, the Company may, at its election, give written notice of such determination to the Holders participating in such registration and thereupon the Company shall be relieved of its obligation to register any Registrable Shares in connection with such registration (but not from its obligation to pay expenses incurred in connection with such registration to the extent provided in Section 3.05).

        (f) No Holder may participate in any underwritten registration pursuant to this Section 3.02 unless such Holder (i) agrees to sell such Holder’s Registrable Shares on the basis provided in any underwritten arrangements approved by the Company and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

        SECTION 3.03. Registration Procedures. (a) In connection with each Registration, and in accordance with the intended method or methods of distribution of the Ordinary Shares as described in such Registration, the Company shall, as soon as reasonably practicable (and, in any event, subject to the terms of this Agreement, at or before the time required by applicable laws and regulations):

(a) prepare and file with the Commission a registration statement on an appropriate form with respect to such Registrable Shares and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby determined as provided hereafter;

(b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by such registration statement;

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(c) furnish to each Holder participating in such registration such numbers of copies of the registration statement and the prospectus included therein (including each preliminary prospectus and any amendments or supplements thereto), in conformity with the requirements of the Securities Act, any documents incorporating by reference in such registration statement or prospectus and such other documents and information as it may reasonably request in order to facilitate the age or disposition of such Registrable Shares;

(d) use its reasonable best efforts to register or qualify the Registrable Shares covered by such registration statement under such other securities or blue sky laws of such jurisdiction within the United States as shall be reasonably appropriate for the distribution of the Registrable Shares covered by the registration statement; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business in or to file a general consent to service of process in any jurisdiction wherein it would not but for the requirements of this paragraph (d) be obligated to do so; and provided, further, that the Company shall not be required to qualify such Registrable Shares in any jurisdiction in which the securities regulatory authority requires that a Holder participating in such registration submit any of its Registrable Shares to the terms, provisions and restrictions of any escrow, lockup or similar agreement(s) for consent to sell Registrable Shares in etch jurisdiction unless such Holder agrees to do so;

(e) promptly notify each Holder participating in such registration, (i) when a prospectus or any prospectus supplement or amendment has been filed, and, with respect to a registration statement or any post-effective amendment to a registration statement, when the same has become effective, (ii) of any request by the Commission for amendments or supplements to a registration statement or related prospectus or for additional information or any receipt of Commission comments, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of a registration statement or the initiation of any proceedings for any such purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any of the Registrable Shares for sale in any jurisdiction or the initiation or threat of any proceedings for such purpose, and (v) at any time when a prospectus relating to the Registrable Shares is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and at the request of any such Holder promptly prepare, and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made and shall otherwise comply in all material respects with applicable law;

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(f) use its reasonable best efforts to furnish, at the request of any Holder requesting registration of Registrable Shares pursuant to Sections 3.01 or 3.02 hereof, if the method of distribution is by means of an underwriting, on the date that the Registrable Shares are, delivered to the underwriters for sale pursuant to such registration, or if such. Registrable Shares are not being sold through underwriters, on the date that the registration statement with respect to such Registrable Shares becomes effective, (1) a signed opinion, dated such date, of the independent legal counsel representing the Company for the purpose of such registration, addressed to the underwriters, if any, and if such Registrable Shares are not being sold through underwriters, then to the Holders making such request, as to such matters as such underwriters or the Holders may reasonably request and as would be customary in such a transaction; and (2) letters dated such date and the date the offering is priced from the independent certified public accountants of the Company, addressed to the underwriters, if any, and if such Registrable Shares are not being sold through underwriters, then to the Holders malting such request and, if such accountants refuse to deliver such letters to such Holders, then to the Company (i) stating that they are independent certified public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements and other financial data of the Company included in the registration statement or the prospectus, or any amendment or supplement thereto, comply as to form in all material respects with the applicable accounting requirements of the Securities Act and (ii) covering such other financial matters with respect to the registration in respect of which such letter is being given as such underwriters or the Holders, as the case may be, may reasonably request and as would be customary in such a transaction;

(g) enter into customary agreements (including if the method of distribution is by means of an underwritten public offering, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Shares to be so included in the registration statement;

(h) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, but not later than eighteen (18) months after the effective date of the registration statement, an earnings statement covering the period of at least twelve (12) months beginning with the first full month after the effective date of such registration statement, which earnings statements shall satisfy the provisions of Section 11(a) of the Securities Act; and

(i) use its best efforts to list such securities on each securities exchange on which Ordinary Shares or ~~ADSs~~American Depositary Shares thereof are then listed, if such Registrable Shares are not already listed and if such listing is then permitted under the rules of such exchange.

        (b) Each Holder requesting registration shall furnish to the Company in writing such information regarding such Holder and its intended method of distribution of the Registrable Shares as the Company may from time to time reasonably request in writing and as shall be required by law or by the Commission in connection therewith. Such Holder shall notify the Company as promptly as practicable of any inaccuracy or change in information previously furnished by such Holder to the Company or of the occurrence of any event, in either case as a result of which any prospectus relating to the Registrable Shares contains or would contain an untrue statement of a material fact regarding such Holder or its intended method of distribution of such Registrable Shares or omits to state any material fact regarding such Holder or its intended method of distribution of such Registrable Shares required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and promptly furnish to the Company any additional information required to correct and update any previously furnished information, or required so that such prospectus shall not contain, with respect to such Holder or the intended method of distribution of the Registrable Shares, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and shall otherwise comply in all material respects with applicable law.

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        (c) Each Holder participating in any registration pursuant to Section 3.01 or 3.02 shall enter into customary agreements (including if the method of distribution is by means of an underwritten public offering an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Shares to be so included in the registration statement.

        (d) Each Holder participating in any registration pursuant to Section 3.01 or 3.02 shall, upon receipt of notice of the occurrence of any of the events specified in Section 3.03 (c)(ii), (iii), (iv) or (v) hereof forthwith discontinue disposition of such Registrable Shares pursuant to the registration statement covering such Registrable Shares until such Holder’s receipt of notice from the Company that the use of the applicable prospectus may be resumed or until such Holder’s receipt of copies of an amended or supplemented prospectus.

        SECTION 3.04. Registration Expenses. (a) In the case of a Registration proposed by the Company pursuant to which the Company is registering Ordinary Shares for its own account, all expenses, excluding underwriters’ discounts and commissions and any stamp or transfer tax or duty, but including without limitation all registration, fling and qualification fees, word processing, duplicating, printers and accounting fees (including the expenses of any special audits or “cold comfort” letters required by or incident to such performance and compliance), fees of the ~~National Association of Securities Dealers, Inc.~~Financial Industry Regulatory Authority or listing fees, messenger and delivery expenses, all fees and expenses of complying with state securities or blue sky laws, and fees and disbursements of counsel for the Company incurred in connection with each Registration shall be paid by the Company. In the case of such a Registration, each Holder participating in such Registration shall bear and pay the underwriting commissions and discounts and any stamp or transfer tax or duty and the fees and disbursements of counsel for such Holder applicable to securities offered for its account in connection with such Registration.

        (b) In the case of a Demand Registration, each Holder shall bear and pay the underwriting commissions and discounts and any stamp or transfer tax or duty and the fees and disbursements of counsel for such Holder applicable to securities offered for its account in connection with such Registration. All other expenses, including without limitation all registration, filing and qualification fees, word processing, duplicating, printers’ and accounting fees (including the expenses of any special audits or “cold comfort” letters required by or incident to such performance and compliance), fees of the ~~National Association of Securities Dealers, Inc.~~Financial Industry Regulatory Authority or listing fees, messenger and delivery expenses, all fees and expenses of complying with state securities or blue sky laws and fees and disbursements of counsel for the Company incurred in connection with each registration shall be paid by the Company and each Holder participating in such registration in proportion to the number of securities registered for the account of the Company and each Holder.

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        SECTION 3.05. Indemnification: Contribution. (a) Indemnification by the Company. The Company shall, and it hereby agrees to, indemnify and hold harmless, in the case of any registration statement fled pursuant to Section 3.01 or 3.02 registering Registrable Shares of a Holder, such Holder, such Holder’s directors and officers, and each person who participates as a placement or sales agent or as an underwriter in any offering or sale of the Registrable Shares, from and against any losses, claims, damages or liabilities to which such Holder or such director or officer or such agent or underwriter may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by it reference therein, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and the Company shall, and it hereby agrees to, reimburse each such Holder or any such director or officer or agent or underwriter for any legal or other expenses reasonably incurred by than in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable to any such person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, or preliminary or final prospectus, or amendment or supplement thereto, or document incorporated by reference therein, in reliance upon and in conformity with written information furnished to the Company by such Holder or such director or officer or any agent, underwriter or representative of such Holder expressly for use therein, or by such Holder’s failure to furnish the Company, upon request; with the information with respect to such Holder, such Holder’s directors and officers, or any agent, underwriter or representative of such Holder, or such Holder’s intended method of distribution, that is the subject of the untrue statement or omission or if the Company shall sustain the burden of proving that such Holder, such Holder’s directors and officers, or such agent or underwriter sold securities to the person alleging such loss, claim, damage or liability without sanding or giving, at or prior to the written confirmation of such We, a copy of the applicable prospectus (excluding any documents incorporated by reference therein) or of the applicable prospectus, as then amended or supplemented (excluding any documents incorporated by reference therein) if the Company had previously furnished copies thereof to the such Holder or such agent or underwriter, and such prospectus corrected such untrue statement or alleged untrue statement or omission or alleged omission made in such Registration.

        (b) Indemnification by the Holder and Any Agent or Underwriters. Each Holder requesting or joining in a Registration severally and not jointly shall indemnify and hold harmless the Company, each of its directors and officers, each person, if any, who controls the Company within the meaning of the Securities Act, and each agent and any underwriter for the Company (within the meaning of the Securities Act) against any losses, claims, damages or liabilities, joint or several, to which the Company or any such director, officer, controlling person, agent or underwriter may became subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon an untrue statement or alleged Untrue statement of any material fact contained in such registration statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any registration statement, preliminary or final prospectus, or amendments or supplements thereto, or documents incorporated by reference therein, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder expressly for use therein; and each such Holder shall reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, agent or underwriter in connection with investigating or defending any such action or claim as such expenses are incurred.

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        (c) Notice of Claims, Etc. Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party pursuant to the indemnification provisions of, or as contemplated by, this Section 3.05, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than pursuant to such provisions. In case any such action or proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof the indemnifying party shall be entitled to participate therein and to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party (which shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof the indemnifying party shall not be liable to such indemnified party for any legal of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel (in addition to local counsel) for each indemnified party with respect to such claim. The indemnifying party will not be subject to any liability for any settlement made without its consent, which consent shall not be unreasonably withheld or delayed. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of or consent to the entry of any judgment with respect to, any pending or treated action or claim in respect of which indemnification or contribution may be sought unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault; culpability or a failure to act, by or behalf of any indemnified party.

        (d) Contribution. Each Holder requesting or joining in a Registration and the Company agree that it, for any reason, the indemnification provisions contemplated by Section 3.05 (a) or Section 3.05(b) hereof are unavailable to or are insufficient to hold harmless an indemnified party in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of, and benefits derived by, the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 3.05(d) were determined by pro rata allocation (even if the Holder or any agents for, or underwriters of the Registrable Shares, or all of them, were treated as one entity for such purposes); or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 3.05(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above shall be doomed to include (subject to the limitations set forth in Section 3.05(c) hereof) any legal. or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Notwithstanding the foregoing, an indemnifying party shall not be required to contribute under this Section 3.05(d) except under such circumstances as such indemnifying party would have been liable pursuant to Section 3.05(a) or (b) had such indemnification been enforceable under applicable law.

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        (e) Beneficiaries of Indemnification. The obligations of the Company under this Section 3.05 shall be in addition to any liability that it may otherwise have and shall extend, upon the same terms end conditions, to each officer, director and partner of each Holder requesting or joining in a Registration and each agent and underwriter of the Registrable Shares and each person, if any, who controls such Holder or any such agent or underwriter within the meaning of the Securities Act; and the obligations of such Holder and any agents or underwriters contemplated by this Section 3.05 shall be in addition to any liability that such Holder or its respective agent or underwriter may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company (including any person who, with his consent, is named in any registration statement as about to become a director of the Company) and to each person, if any, who controls the Company within the meaning of the Securities Act.

        SECTION 3.06. Underwriters. If any of the Registrable Shares are to be sold pursuant to an underwritten offering, the investment banker or bankers and the managing underwriter or underwriters thereof shall be selected by the Company except in the case of a Demand Registration, in which case the managing underwriter or underwriters shall be selected by the Holder requesting such Registration after consultation with the Company and any other Holder who elects to participate in the registration (if known at the time of such selection) and taking into account the Company’s and such other Holder’s reasonable requests, provided that such managing underwriter or underwriters must be of recognized international standing.

        SECTION 3.07. Lockups. (a) Each Holder shall, in connection with any registration of the Company’s securities pursuant to Section 3.01 or 3.02, upon the request of the Company or the underwriters managing any underwritten offering of the Company’s securities, agree in writing not to effect any sale, disposition or distribution of any Registrable Shares (other than that included in the registration) without the prior written consent of the Company or the representatives of such underwriters, as the case may be, for such period of time not to exceed 180 days from the effective date of such registration as the Company or the underwriters may specify.

        (b) The Company shall, if so required by the managing underwriters in connection with an underwritten offering of Registrable Shares pursuant to Section 3.01 or 3.02, agree in writing not to effect any sale, disposition or distribution of any Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares (other than that included in the registration) without the prior written consent of the representatives of such underwriters for such period of time not to exceed 180 days from the effective date of such registration as the underwriter may specify, except in connection with a stock option plan, stock purchase plan, savings or similar plan, or an acquisition, merger or exchange offer.

        SECTION 3.08. Over-allotment Options. It is understood that in any underwritten offering of Registrable Shares in addition to the shares (the “initial shares”) the underwriters have committed to purchase, the underwriting agreement may grant the underwriters an option to purchase a number of additional shares (the “option shares”) equal to up to 15% of the initial shares (or such other maximum amount as the ~~National Association of Securities Dealers, Inc.~~Financial Industry Regulatory Authority may then permit), solely to cover over-allotments, if any. In the absence of agreement to the contrary, the number of initial shares and option shares to be sold by the Company and the Holders participating in such offering shall be allocated pro rata among such persons an the basis of the relative number of Registrable Shares each person has requested to be included in such registration.

11

        SECTION 3.09. Preparation: Reasonable Investigation. In connection with the preparation and fling of each registration statement registering Registrable Shares under the Securities Act, the Company will give the Holders participating in such registration and its underwriters, if any, and its counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein are filed with the Commission, and each amendment thereof or supplement thereto, and will give it such access to its books and records and such opportunities to discuss the business of the Company with its of cars and the independent public accountants who have issued a report on its financial statements as shall be necessary, in the opinion of such Holders and such underwriters or their respective counsel to conduct a reasonable investigation within the meaning of the Securities Act.

ARTICLE IV
MISCELLANEOUS

        SECTION 4.01. Terms of Agreement: Termination. The term of this Agreement shall ~~commence on the date hereof and such term and this Agreement shall~~ terminate with respect to a Holder on the earlier of: (i) ~~ten~~five (5) years from the ~~date of this Agreement~~Effective Date; and (ii) when the Registrable Shares held by such Holder can be sold in the United States public market pursuant to an exemption from the registration requirements of the Securities Act and without regard to holding period, volume or manner-of-sale limitations.

        SECTION 4.02. Effective Date. This Agreement shall become effective subject to and only after the fulfillment of each of the following conditions (the date on which this Agreement shall become effective, the “Effective Date”):

        (a) A resolution at a general meeting of the shareholders of the Company to approve and adopt this Agreement shall have been dully passed; and

        (b) The consummation of the transactions contemplated by the Share Purchase Agreement shall have been occurred.

        SECTION 4.03.Specific Performance and Other Equitable Rights. Each of the parties hereto recognizes and acknowledges that a breach by a party or by any assignee thereof of any covenants or other commitments contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the parties hereto agrees that in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties hereto hereby waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

        SECTION 4.~~03.~~04. Notices. All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by telecopier, upon receipt of oral confirmation that such transmission has been received, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

12

(a)	If to the Company, addressed as follows:

Partner Communications Company Ltd. 8 Amal Street Afeq Industrial Park Rosh-Ha'ayin 48103 Israel Attention: Roly Klinger Telecopier: ~~972-3-905-4193~~054-7814193

with copies to:

Shearman & Sterling ~~199 Bishopsgate~~  Broadgate West 9 Appold Street London ~~EC2M 3TY~~EC2A 2AP England Attention: ~~Pamela M. Gibson~~ Richard Price George Karafotias Telecopier~~.~~: 44-~~171-920-9000~~207 655 5500

(b)	If to ~~Advent~~the Shareholder, addressed as follows:

~~18th Floor, Two Harbourfont~~
~~22 Tak Fung Street~~
~~Hunghom, Kowloon~~
~~Hong:Kong~~
Scailex Corporation Ltd.
48 Ben Zion Galis St,
Segula Industrial Park,
Petach Tikva, Israel 49277

Attention: ~~Director of Finance~~CEO
Telecopier: ~~852-2-827-1371~~ 03-930 0424

~~(c)~~ 	~~If to Matbit, addressed as follows:~~

~~Avital Dromi & Co. Law Office 4 Taas Street Ramat Gan 52512 Attention: Telecopier:~~

~~(d)~~	~~If to Tapuz, addressed as follows:~~

~~2 Dov Friedman Street Ramat Gan [52512] Israel Attention: Telecopier:~~

13

~~(e)~~	~~If to Matav, addressed as follows:~~

~~42 Finkas Street North Industrial Area Netanya 42134 Israel Attention: Telecopier:~~

or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this Section 4.~~03.~~04. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery thereof.

        SECTION 4.~~04.~~05. Survival. The several indemnities, agreements, representations, warranties and each other provision set forth in this Agreement or made pursuant hereto shall remain in full force and effect regardless of any investigation (or statement as to the results thereof) made by or on behalf of any party, any director or officer of such party, or any controlling person of any of the foregoing, and shall survive the transfer of any Registrable Shares by ~~each~~the Shareholder, and the indemnification and contribution provisions set forth in Section 3.05 hereof shall survive termination of this Agreement.

        SECTION 4.~~05.~~06. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

        SECTION 4.~~06.~~07.  Transfer of Registration Rights. The registration rights of ~~each~~the Shareholder in this Agreement with respect to any Registrable Shares may be transferred ~~(i)~~ to any person acquiring all of the Registrable Shares held by the Holder or a part of the Registrable Shares held by a Holder comprising at least 4.99% of the outstanding Ordinary Shares and the transferee acquires the right to nominate a representative to the board of directors of the Company at the time the transferee acquires such shares ~~or (ii) by Tapuz to Eurocom, Hapoalim Electric and/or Tapuz Cellular Systems Ltd. and Matbit to Matav and/or Elbit~~; provided, however, that the Company may deny the transfer of such registration rights in any such case if (i) such transfer relates to a sale or other transfer of all of the Registrable Shares to a person who is a competitor of the Company or its subsidiaries in the industry or (ii) any conditions in the last sentence of this Section 4.~~06~~07 are not met. Each such transfer is contingent on ~~such~~the Shareholder or the transferring person satisfying the following: (i) ~~each~~the Shareholder or transferring person shall have given the Company written notice at or prior to the time of such transfer stating the name and address of the transferee and identifying the securities with respect to which the rights under this Agreement are being transferred; (ii) such transferee shall have agreed in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Agreement; and (iii) immediately following such transfer the further disposition of such securities by each transferee shall be restricted under the Securities Act.

15

        SECTION 4.~~07.~~08.  Successors and Assigns. Except as otherwise expressly provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Except as expressly provided in this Agreement, nothing in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

        SECTION 4.~~08.~~09.  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

        SECTION 4.~~09.~~10. Entire Agreement: Amendments. This Agreement and the other writings referred to herein or delivered pursuant hereto which fore a part hereof contain the entire understanding of the parties with respect is to its subject matter. This Agreement supersedes all prior agreements and understanding among the parties with respect to its subject matter. This Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument duly executed by each of the parties, which shall be binding on all of the parties

        SECTION 4.~~10.~~11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shat constitute one and the same instrument.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PARTNER COMMUNICATIONS COMPANY LTD.
By:	_________________________________
Name:
Title:

SCAILEX CORPORATION LTD.
By:	_________________________________
Name:
Title:

~~MATBIT TELECOMMUNICATIONS SYSTEMS LTD.~~
~~By:~~ 	~~_________________________________~~
~~Name:~~
~~Title:~~

15

~~TAPUZ CELLULAR SYSTEMS LIMITED PARTNERSHIP~~
~~By:~~ 	~~_________________________________~~
~~Name:~~
~~Title:~~

~~MATAV INVESTMENTS LTD.~~
~~By:~~ 	~~_________________________________~~
~~Name:~~
~~Title:~~

~~ADVENT INVESTMENTS PTE LTD.~~
~~By:~~ 	~~_________________________________~~
~~Name:~~
~~Title:~~

16

Annex “B”

_____________, 2009

Dear Ms./Mr. ________:

Letter of Indemnification

1.	Partner Communications Company Ltd. (“Partner”) hereby undertakes to indemnify you for any liability or expense that you incur or that is imposed on you in consequence of an action or an inaction by you (including prior to the date of this letter), in your capacity of an officer or director in Partner or as an officer or director on behalf of Partner in a company controlled by Partner or in which Partner has an interest (such companies being referred to herein as “Subsidiaries”), as follows:

1.1.	Financial liability that you incur or is imposed on you in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the Court, provided that such liability pertain to one or more of the events set out in Schedule I hereto, which, in the opinion of the Board of Directors of Partner, are anticipated in light of Partner’s activities at the time of granting this undertaking and are at the sum or measurement of indemnification determined by the Board of Directors to be reasonable given the circumstances set forth herein;

1.2.	Reasonable litigation expenses, including legal fees, that you may incur or for which you will be ordered to pay by a Court in the context of proceedings filed against you by or on behalf of Partner or by a third party, or in a criminal proceeding in which you are acquitted or if you are convicted, for an offense which does not require criminal intent; and

1.3.	Reasonable litigation expenses, including legal fees that you may incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against you and either (i) no financial liability was imposed on you in lieu of criminal proceedings, or (ii) financial liability was imposed on you in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, within the meaning of the relevant terms in or in the law referred to in the Israeli Companies Law (as defined below).

2.	Partner may not indemnify you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner; (ii) a breach of duty of care done intentionally or recklessly (“pzizut”) except for negligence; (iii) an intentional act intended to unlawfully yield a personal profit; and (iv) a fine or a penalty imposed upon you.

Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter (including the limitations as to amount in Section 3.13) and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

3.	Indemnification pursuant to this letter will be subject to applicable law and to the following terms and conditions:

3.1.	That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

3.2.	That Partner reserves the right to represent you in the proceedings or to appoint legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you on reasonable grounds). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process. The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification agreement shall apply to the new appointment. If Partner should decide to settle by arbitration or by mediation or by settlement, it shall be allowed to do so, provided that you do not incur any additional expense or liability due to such arbitration, mediation or settlement or that you have otherwise agreed to such arbitration, mediation or settlement. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel. Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.3.	That whether or not Partner shall operate in accordance with section 3.2 above, indemnification shall still cover all and every kind of expense incurred by you that is included in section 1 of this letter so that you will not have to pay or finance them yourself. You will not be indemnified for any expenses arising from a settlement, mediation or arbitration unless Partner has agreed to the settlement, mediation or arbitration.

3.4.	That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

3.5.	That in the event that you are paid for any sums in accordance with this letter of indemnification in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to the lowest interest rate for purposes of Section 3(9) of the Income Tax Ordinance (or any other legislation replacing it) which does not cause a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

3.6.	That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification even when you are no longer an officer or director in Partner or in a Subsidiary on Partner’s behalf, as long as the events that led to the payments, costs and expenses for which indemnification is being sought are a result of an action or an inaction taken by you as such officer or director.

3.7.	The terms contained in this letter will be construed in accordance with the Companies Law, 1999 (the “Israeli Companies Law”), and in the absence of any definition in the Companies Law, pursuant to the Securities Law, 1968. Schedule I hereto constitutes an integral part hereof.

3.8.	The obligations of Partner under this letter shall be interpreted broadly and in a manner that shall facilitate its implementation, to the fullest extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this letter and any provision of the law that cannot be superseded, changed or amended, said provision of the law shall supersede the specific provision in this letter, but shall not limit or diminish the validity of the remaining provisions of this letter.

3.9.	The indemnification under this letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to Partner. It is hereby agreed that your agreement to accept this letter constitutes your irrevocable agreement that any previous undertaking of Partner for indemnification towards you, to the extent granted, shall become void automatically upon your signing this letter. Notwithstanding the above, if this letter shall be declared or found void for any reason whatsoever, then any previous undertaking of Partner for indemnification towards you, which this letter is intended to replace, shall remain in full force and effect.

3.10.	Partner may, in its sole discretion and at any time, revoke its undertaking to indemnify hereunder, or reduce the Maximum Indemnity Amount (as defined in section 3.13 below) thereunder, or limit the events to which it applies, either in regard to all the officers or to some of them, to the extent such change or revocation relates solely, to events that occur after the date of such change, provided that prior notice has been given to you of its intention to do so, in writing, at least 60 days before the date on which its decision will enter into effect. No such decision will have a retroactive effect of any kind whatsoever and the letter of indemnification prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that occurred prior to such change or revocation, even if the proceeding in respect thereof is filed against you after the change or revocation of the letter of indemnity. In all other cases, this letter may not be changed unless Partner and you have agreed in writing.

3.11.	This undertaking to indemnify is not a contract for the benefit of any third party, including any insurer, and is not assignable nor will any insurer have the right to demand participation of Partner in any payment for which an insurer is made liable under any insurance agreement that has been made with it, with the exception of the deductible specified in such agreement. For the avoidance of any doubt in the event of death this letter will apply to you and your estate.

3.12.	No waiver, delay, forbearance to act or extension granted by Partner or by you will be construed in any circumstances as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

3.13.	The aggregate indemnification amount payable by Partner to all directors, officers and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by Partner in the future (including, inter alia, to officers and directors nominated on behalf of Partner in Subsidiaries), will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each as measured at the time of indemnification (the “Maximum Indemnity Amount”).

3.14.	The Maximum Indemnity Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through Partner or on your behalf) and Partner will not be required to indemnity you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party. In the event there is any payment made under this letter and such payment is covered by an insurance policy, Partner shall be entitled to collect such amount of payment from the insurance proceeds.

3.15.	In the event the indemnification amount Partner is required to pay to its directors and other indemnified persons, as mentioned in section 1 above, exceeds at any time the Maximum Indemnity Amount or the balance of the Maximum Indemnity Amount in accordance with section 3.13 above after deducting any indemnification amounts paid or payable by Partner to any of its directors or other indemnified persons at such time, such Maximum Indemnification Amount or such remaining balance will be allocated among the directors and the other indemnified persons entitled to indemnification, in the same ratio as with respect to any event the amount for which each individual directors or other indemnified persons may be indemnified is to the aggregate amount that all of the relevant directors and other indemnified persons involved in the event may be indemnified.

3.16.	The foregoing does not derogate from Partner’s right to indemnify you retroactively in accordance with that permitted by the Articles of Association of Partner and applicable law.

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “Securities Act”) may be permitted to Partner’s directors and officers, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

[INTENTIONALLY LEFT BLANK]

The law of the State of Israel shall govern this Letter of Indemnification and all issues related thereto, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Letter of Indemnification, except if an indemnification claim is related to a legal proceeding, already filed by a third party in a different court.

Respectfully, —————————————— on behalf of Partner Communications Company Ltd.

I accept the terms and conditions of the above. I am aware that my agreement to accept this letter constitutes my irrevocable agreement that any previous undertakings of Partner for indemnification, to the extent granted, should become void automatically upon my signing this letter. Notwithstanding the above, if this indemnification letter shall be void for any reason whatsoever, then, any previous undertaking of Partner for indemnification towards me shall remain in full force and effect.

—————————————— Name: _______________ Date: ________________

Schedule I

Subject to the provisions of the law, the following are the events referred to in section 1.1 of the Letter of Indemnification:

1.	Any offering of Partner’s securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner’s status as a public company or as an issuer of securities.

2.	All matters relating to Partner’s status, obligations and/or actions as a public company, and/or the fact that Partner’s securities were issued to the public or to private investors and/or are or were traded on a stock exchange (including, without limitation, Nasdaq stock market, the Tel Aviv Stock Exchange and the London Stock Exchange), whether in Israel or abroad.

3.	The erection, construction and operation of Partner’s mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner’s subcontractors in connection therewith.

4.	The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner’s products and/or any marketing plans and/or publications.

5.	A Transaction, Extraordinary Transaction, or an Activity within the meaning of section 1 of the Israeli Companies Law, including negotiations for entering into a transaction or an activity, the transfer, sale, acquisition or charge of assets or liabilities (including securities) or the grant or acceptance of a right in any one of them, receiving credit and the grant of collateral, as well as any act directly or indirectly involving such a transaction or activity.

6.	Investments which Partner and/or its subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

7.	The merger, acquisition or other business combination or any such proposed transaction of Partner, any subsidiary thereof and/or any affiliate thereof with, of or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, of Partner, any of its subsidiaries and/or any of its affiliates.

8.	Labor relations and/or employment matters in Partner, its subsidiaries and/or its affiliates and trade relations of Partner, its subsidiaries and/or its affiliates, including with independent contractors, customers, suppliers and service providers.

9.	The testing of products developed and/or marketed by Partner, its subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

10.	The intellectual property of Partner, its subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating to intellectual property infringement.

11.	Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

12.	The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction or arrangement, whether or not requiring the imposition of any pledge or lien.

13.	Any company Distribution (as defined in the Israeli Companies Law).

14.	Taking part in or performing tenders.

15.	The making of any statement, including a representation or opinion made by an officer or director of Partner in such capacity whether in public or private, including during meetings of the Board of Directors or any committee thereof.

16.	An act in contradiction to the Articles of Association or Memorandum of Partner.

17.	Any action or decision in relation to work safety and/or working conditions.

18.	Actions taken pursuant to any of Partner’s licenses, or any breach thereof.

19.	Decisions and/or actions pertaining to the environment and/or the safety of handsets, including radiation or dangerous substances.

20.	Negotiation for, signing and performance or non-performance of insurance policies.

21.	Events associated with the drawing up and/or approval of financial statements.

22.	Business plans, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with other parties.

23.	Reporting and/or filing of applications or reports to any governmental or quasi-governmental authority, stock exchange or regulatory body whether in Israel or abroad.

24.	Actions and any legal process, whether in Israel or abroad, relating, directly or indirectly, to any governmental or quasi-governmental authority, including with respect to trade restrictions, restrictive arrangements, mergers and monopolies.

25.	Investigations conducted against you by any governmental or quasi-governmental authority.

26.	Class actions, including class actions in respect of the environment, consumer protection or complaints, roaming, content services, the Communications Law, Partner’s license, Partner’s contracts, and anti-trust, derivative actions or any other legal proceedings against you and/or Partner and/or any of its Subsidiaries in connection with your role and/or activities in Partner or on its behalf.

27.	Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.

28.	Partner’s public offering of equity in 1999, public offering of debt securities in 2000, public offering of debt securities in 2005 (including any subsequent offer and sale of the debt securities of that class), redemption of debt securities in 2005 and shelf registration in 2009.

29.	Share repurchase and distribution of dividends in 2005 and distribution of dividends during the calendar years of 2006, 2007, 2008 and 2009.

30.	All matters relating to the change of control transaction, entered into on August 12, 2009 between Advent Investments Pte Ltd. and Scailex Corporation Ltd. (“Scailex”), under which Scailex agreed to acquire 78,940,104 Ordinary Shares of Partner.

31.	Transactions or agreements entered into between the Company and any of its shareholders or between shareholders of the Company.

32.	All matters relating to breach of Partner contracts.

33.	Activities Partner may pursue in new areas such as transmission services, access to high- speed Internet services, fixed line and long-distance telephony services, cable television and other communication services to subscribers.

34.	A suspicion as to perpetration of an offence and/or breach of a statutory obligation under any law because of an action taken by Partner and that, according to any law, can also be attributed to you and/or because of an action taken by you by virtue of your function as officer or director in Partner and/or that was taken for the sake of Partner and/or on its behalf.

35.	Any of the foregoing events, relating to your service as an officer or director in any of Partner’s Subsidiaries on Partner’s behalf.

Annex “C”

Articles of Association

of

Partner Communications Company Ltd.

Table of Contents

Chapter One - General		C-3
1.	Definitions and Interpretation	C-3
2.	Public Company	C-5
3.	The Purpose of the Company	C-5
4.	The Objectives of the Company	C-5
5.	Limited Liability	C-5
Chapter Two - The Share Capital of the Company		C-6
6.	Share Capital	C-6
7.	The Issuance of Shares and Other Equity Securities	C-6
8.	Calls for Payment	C-7
9.	The Shareholder Registers of the Company and the Issuance of Share Certificates	C-8
10.	Transfer of Shares of the Company	C-9
10A.	Limitations on Transfer of Shares	C-11
10B.	Required Minimum Holdings	C-13
11.	Bearer Share Certificate	C-13
12.	Pledge of Shares	C-13
13.	Changes in the Share Capital	C-14
Chapter Three - General Meetings		C-16
14.	The Authority of the General Meeting	C-16
15.	Kinds of General Meetings	C-17
16.	The Holding of General Meetings	C-18
17.	The Agenda of General Meetings	C-19
18.	Discussions in General Meetings	C-20
19.	Voting of the Shareholders	C-21
20.	The Appointment of a Proxy	C-24
21.	Deed of Vote, Voting Via the Internet	C-25
Chapter Four - The Board of Directors		C-25
22.	The Authority of the Board of Directors	C-25
23.	The Appointment of Directors and the Termination of Their Office	C-27
24.	Actions of Directors	C-31

25.	Committees of the Board of Directors	C-35
25A.	Committee for Security Matters	C-35
25B.	Approval of Certain Related Party Transactions	C-37
26.	Chairman of the Board of Directors	C-37
Chapter Five - Officers who are not Directors and the Auditor		C-38
27.	The General Manager	C-38
28.	The Corporate Secretary, Internal Controller and Other Officers of the Company	C-40
29.	The Auditor	C-41
Chapter Six - The Share Capital of the Company and its Distribution		C-41
30.	Permitted Distributions	C-41
31.	Dividends and Bonus Shares	C-42
32.	The Acquisition of Shares	C-46
Chapter Seven - Insurance, Indemnification and Release of Officers		C-46
33.	Insurance of Officers	C-46
34.	Indemnification of Officers	C-47
35.	Release of Officers	C-48
Chapter Eight - Liquidation and Reorganization of the Company		C-49
36.	Liquidation	C-49
37.	Reorganization	C-49
Chapter Nine - Miscellaneous		C-50
38.	Notices	C-50
Chapter 10 - Intentionally Deleted		C-51
39.	Intentionally Deleted	C-51
40.	Intentionally Deleted	C-51
41.	Intentionally Deleted	C-51
42.	Intentionally Deleted	C-51
Chapter 11 - Compliance with the License/ Limitations on Ownership and Control		C-51
43.	Compliance	C-51
44.	Limitations on Ownership and Control	C-51

Chapter One – General

1.	Definitions and Interpretation

1.1.	The following terms in these Articles of Association bear the meaning appearing alongside them below:

Articles of Association	The Articles of Association of the Company, as set forth herein or as amended, whether explicitly or pursuant to any Law.

Business Day	Sunday to Thursday, inclusive, with the exception of holidays and official days of rest in the State of Israel.

Companies Law	The Companies Law, 1999.

Companies Ordinance	The Companies Ordinance [New Version], 1983.

Companies Regulations	Regulations issued pursuant to the Companies Ordinance or Companies Law.

Director	A Director of the Company in accordance with the definition in Section 1 of the Companies Law, including an Alternate Director or an empowered representative.

Document	A printout and any other form of written or printed words, including documents transmitted in writing, via facsimile, telegram, telex, e–mail, on a computer or through any other electronic instrumentation, producing or allowing the production of a copy and/or an output of a document.

Founding Shareholder	A “founding shareholder or its substitute” as defined in Section 21.8 of the License.

Founding Israeli Shareholder	A Founding Shareholder who also qualifies as an “Israeli Entity” as defined for purposes of Section 22A of the License.

Financial Statements	The balance sheet, profit and loss statement, statement of changes in the share capital and cash flow statements, including the notes attached to them.

Law	The provisions of any law (“din”) as defined in the Interpretation Law, 1981.

License	The Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, and the permit issued by the Ministry of Communications dated April 7, 1998.

Linkage	Payments with respect to changes in the Israeli consumer price index or the representative exchange rate of NIS vis-a-vis the U.S. dollar, as published by the Bank of Israel, or any other rate which replaces such rate.

Minimum Founding Shareholders Holding	The minimum shareholding in the Company required to be held by Founding Shareholders pursuant to Section 22A.1 of the License.

Minimum Israeli Holding	The minimum shareholding in the Company required to be held by Founding Israeli Shareholders pursuant to Section 22A.2 of the License.

NIS	New Israeli Shekel

Office	The registered office of the Company.

Ordinary Majority	A simple majority of the shareholders who are entitled to vote and who voted in a General Meeting in person, by means of a proxy or by means of a deed of voting.

Periodic Statement	According to its definition in Chapter B of the Securities Regulations (Periodic and Immediate Reports), 1970, or such Securities Regulations replacing them.

Qualified Israeli Director	A director who at all times (i) is a citizen of Israel and resident in Israel, (ii) qualifies to serve as a director under applicable law, (iii) qualifies as a Director with Clearance as defined in section 25A, and (iv) is appointed to the Board of Directors of the Company pursuant to section 23.2.6 of these Articles.

Record Date	The date on which a shareholder must be registered as a Shareholder in order to receive the right to participate in and vote at an upcoming general meeting of Shareholders.

Securities	Shares, bonds, capital notes or securities negotiable into shares and certificates, conferring a right in such securities, or other securities issued by the Company.

Securities Law	The Securities Law, 1968.

Securities Regulations	Regulations issued pursuant to the Securities Law.

Shares	shares in the share capital of the Company.

Shareholder	Anyone registered as a shareholder in the Shareholder Register of the Company.

Special Majority	A majority of at least three quarters of the votes of shareholders who are entitled to vote and who voted in a general meeting, in person, by means of a proxy or by means of a deed of voting.

1.2.	The provisions of Sections 3 through 10 of the Interpretation Law, 1981, shall also apply to the interpretation of these Articles of Association, mutatis mutandis, unless the context otherwise requires.

1.3.	Except as otherwise provided in this Article, each word and expression in these Articles of Association shall have the meaning given to it in accordance with the Companies Law, and to the extent that no meaning is attached to it in the Companies Law, the meaning given to it in the Companies Regulations, and if they lack reference thereto, as stated, the meaning given to it in the Securities Law or Securities Regulations, and in the absence of any meaning, as stated, the meaning given to it in another Law, unless it contradicts the relevant provision or its contents.

2.	Public Company

The Company is a public company.

3.	The Purpose of the Company

The purpose of the Company is to operate in accordance with business considerations to generate profits; provided, however, the Board of Directors is entitled to donate reasonable amounts to worthy causes, even if such a donation is not within the framework of business considerations, as stated.

4.	The Objectives of the Company

The Company shall engage in any legal business.

5.	Limited Liability

The liability of the Shareholders of the Company is limited, each one up to the full amount he undertook to pay for the Shares allotted to him, at the time of the allotment.

Chapter Two – The Share Capital of the Company

6.	Share Capital

6.1.	The authorized share capital of the Company is NIS 2,350,000, divided into 235,000,000 ordinary shares at a par value of NIS 0.01 each (hereinafter: the “Ordinary Shares”).

6.2.	Each Ordinary Share shall confer upon its holder the right to receive notices of, and to attend and vote in, general meetings, and to one vote for each Ordinary Share held by him.

6.3.	Each class of Shares shall also confer equal rights to each holder in the class with respect to the amounts of equity which were paid or credited as paid with respect to their par value, in all matters pertaining to dividends, the distribution of bonus shares and any other distribution, return of capital and participation in the distribution of the balance of the assets of the Company upon liquidation.

6.4.	The provisions of these Articles of Association with respect to Shares, shall also apply to other Securities issued by the Company, mutatis mutandis.

7.	The Issuance of Shares and Other Securities

7.1.	The Board of Directors of the Company may issue Shares and other equity Securities of the Company, up to the limit of the registered share capital of the Company. In the event that the share capital of the Company includes several classes of Shares and other equity Securities, no shares and other equity Securities shall be issued above the limit of the registered share capital for its class.

7.2.	The Board of Directors of the Company may issue redeemable Securities, having such rights and subject to such conditions as will be determined by the Board of Directors.

7.3.	Subject to the provisions of these Articles of Association, the Board of Directors may allot Shares and other Securities according to such stipulations and conditions, at par value or by way of a premium, as it deems fit.

7.4.	The Board of Directors may decide on the issuance of a series of bonds or other debt securities within the framework of its authority or to take a loan on behalf of the Company and within the limits of the same authority.

7.5.	The Shareholders of the Company at any given time shall not have any preemption right or priority or any other right whatsoever with respect to the acquisition of Securities of the Company. The Board of Directors, in its sole discretion, may decide to offer Securities of the Company first to existing Shareholders or to any one or more of them.

7.6.	The Company is entitled to pay a commission (including underwriting fees) to any person, in consideration for underwriting services, or the marketing or distribution of Securities of the Company, whether reserved or unreserved, as determined by the Board of Directors. Payments, as stated in this Article, may be paid in cash or in Securities of the Company, or partly in one manner and partly in another manner.

8.	Calls of Payment

8.1.	In the event that according to the terms of a Share allotment, there is no fixed date for the payment of any part of the price that is to be paid for the Shares, the Board of Directors may issue from time to time calls of payment to the Shareholders with respect to the moneys which were not yet paid by them in relation to the Shares (hereinafter: “Calls of Payment” or “a Call of Payment”, as the case may be).

8.2.	A Call of Payment shall set a date, which will not be earlier than thirty days from the date of the notice, by which the amount indicated in the Call of Payment must be paid, together with interest, Linkage and expenses incurred in consequence of the non–payment, according to the rates and amounts set by the Board of Directors. The notice shall further specify that in the event of a failure to pay within the date fixed, the Shares in respect of which payment or the rate is required may be forfeited. In the event that a Shareholder fails to meet any of its obligations, under a Call of Payment, the Share in respect of which said notice was issued pursuant to the resolution of the Board of Directors may be forfeited at any time thereafter. The forfeiture of Shares shall include the forfeiture of all the dividends on same Shares which were not paid prior to the forfeiture, even if such dividends were declared.

8.3.	Any amount, which according to the terms of a Share allotment, must be paid at the time of issuance or at a fixed date, whether at the par value of the Share or at a premium, shall be deemed for the purposes of these Articles of Association to be combined in a duly issued Call of Payment. In the event of non-payment of any such amount, all the provisions of these Articles of Association shall apply with respect to such an amount, as if a proper Call of Payment has been made and an appropriate notice thereof was given.

8.4.	The Board of Directors, acting reasonably and in good faith, may differentiate among Shareholders with respect to amounts of Calls of Payment and/or their payment time.

8.5.	The joint holders of Shares shall be liable, jointly and severally, for the payment of Calls of Payment in respect of such Shares.

8.6.	Any payment for Shares shall be credited, pro rata, according to the par value of and according to the premium on such Shares.

8.7.	A Call of Payment may be cancelled or deferred to another date, as may be decided by the Board of Directors. The Board of Directors may waive any interest, Linkage and expenses or any part of them.

8.8.	The Board of Directors may receive from a Shareholder any payments for his Shares, in addition to the amount of any Call of Payment, and the Board of Directors may pay to the same Shareholder interest on amounts which were paid in advance, as stated above, or on same part of them, in excess of the amount of the Call of Payment, or to make any other arrangement with him which may compensate him for the advancement of the payment.

8.9.	A Shareholder shall not be entitled to a dividend or to his other rights as a Shareholder, unless he has fully paid the amounts specified in the Calls of Payment issued to him, together with interest, Linkage and expenses, if any, unless otherwise determined by the Board of Directors.

8.10.	The Board of Directors is entitled to sell, re-allot or transfer in any other manner any Share which was forfeited, in the manner it decides, with or without any amount paid on the Share or deemed as paid on it.

8.11.	The Board of Directors is entitled at all times prior to the sale, reallotment or transfer of the forfeited Share to cancel the forfeiture on the conditions it may decide.

8.12.	A person whose Shares have been forfeited shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which, up until the date of forfeiture, were due and payable by him to the Company in respect of the Shares, including interest, Linkage and expenses up until the actual payment date in the same manner as if the Shares were not forfeited, and shall be compelled to fulfill all the requirements and claims which the Company was entitled to enforce with respect to the Shares up until the forfeiture date, without any decrease or discount for the value of the Shares at the time of forfeiture. His liability shall cease only if and when the Company receives the full payment set at the time of allotment of the Shares.

8.13.	The Board of Directors may collect any Calls of Payment which were not paid on the forfeited Shares or any part of them, as it deems fit, but it is not obligated to do so.

8.14.	The forfeiture of a Share shall cause, as of the time of forfeiture, the cancellation of all rights in the Company and of any claim or demand against the Company with respect to that Share, and of other rights and obligations of the Shareholder in respect of the Company, save as otherwise provided by Law.

9.	The Shareholder Registers of the Company and the Issuance of Share Certificates

9.1.	The Company shall maintain a Shareholder Register and a Register of Significant Shareholders, together with a notation of any Exceptional Holdings in accordance with the provisions set forth in Article 10A below, to be administered by the corporate secretary of the Company, subject to the oversight of the Board of Directors.

9.2.	A Shareholder is entitled to receive from the Company, free of charge, within two months after an allotment or the registration of a transfer (unless the conditions of the allotment fix a different period) one or several certificates with respect to all the Shares of a certain class registered in his favor, which certificate must specify the number of the Shares, the class of the Shares and the amount paid for them and also any other detail deemed important by the Board of Directors. In the event a Share is held jointly, the Company shall not be obligated to issue more than one certificate for all the joint holders, and the delivery of such a certificate to any of the joint holders shall be viewed as if it was delivered to all of them.

9.3.	Each and every Share certificate shall be stamped with the seal or the stamp of the Company or bear the Company’s printed name, and shall also bear the signature of one Director and of the corporate secretary of the Company, or of two Directors or of any other person appointed by the Board of Directors for this purpose.

9.4.	The Company is entitled to issue a new Share certificate in place of an issued Share certificate which was lost or spoiled or corrupted, following evidence thereto and guarantees and indemnities, as may be required by the Company and the payment of an amount determined by the Board of Directors.

9.5.	Where two people or more are registered as joint holders of Shares, each of them is entitled to acknowledge the receipt of a dividend or other payments in connection with such jointly held Shares, and such acknowledgement of any one of them shall be good discharge of the Company’s obligation to pay such dividend or other payments.

10.	Transfer of Shares

10.1.	The Shares are transferable. The transfer of Shares shall not be registered unless the Company receives a deed of transfer (hereinafter: “Deed of Transfer”) or other proper Document or instrument of transfer. A Deed of Transfer shall be drawn up in the following manner or in any substantially similar manner or in any other manner approved by the Board of Directors.

Deed of Transfer

I, _________________, (hereinafter: “The Transferor”) of ____________, do hereby transfer to ___________ (hereinafter: “The Transferee”) of __________, for valuable consideration paid to me, _________ Share(s) having a par value of NIS 0.01 each, numbered ________ to ________ (inclusive), of Partner Communications Company Ltd. (hereinafter: the “Company”) to hold unto the Transferee, his executors, administrators and assigns, subject to the same terms and conditions on which I held the same at the time of the execution hereof; and I, the said Transferee, do hereby agree to take the said Share(s) subject to the aforesaid terms and conditions.

In witness whereof we have hereunto set our hands this _____ day of _________, _____.

The Transferor	The Transferee
Name: _______________	Name: _______________
Signature: ____________	Signature: ____________

Witness to the Signature of:
The Transferor	The Transferee
Name: _______________	Name: _______________
Signature: ____________	Signature: ____________

10.2.	The transfer of Shares which are not fully paid, or Shares on which the Company has a lien or pledge, shall have no validity unless approved by the Board of Directors, which may, in its absolute discretion and without giving any reasoning thereto, decline the registration of such a transfer. The Board of Directors may deny a transfer of Shares as aforesaid and may also impose a condition of the transfer of Shares as aforesaid an undertaking by the transferee to meet the obligations of the transferor with respect to the Shares or the obligations for which the Company has a lien or pledge on the Shares, signed by the transferee together with the signature of a witness, authenticating the signature of the transferee.

10.3.	The transfer of a fraction of a Share shall lack validity.

10.4.	A transferor of Shares shall continue to be regarded as the holder of the transferred Shares, until the name of the transferee of the Shares is registered in the Shareholder Register of the Company.

10.5.	A Deed of Transfer shall be filed with the Company’s office for registration, together with the Share Certificates for the Shares which are to be transferred (if such are issued) and also any other evidence which the Company may require with respect to the proprietary right of the transferor or with respect to his right to transfer the Shares. Deeds of Transfer which are registered shall remain with the Company. The Company is not obligated to retain the Deeds of Transfer and the Share Certificates, which may be cancelled, after the completion of a seven-year period from the registration of the transfer.

10.6.	A joint Shareholder may transfer his right in a Share. In the event the transferring Shareholder does not hold the relevant Share Certificate, the transferor shall not be obligated to attach the Share Certificate to the Deed of Transfer, so long as the Deed of Transfer shall indicate that the transferor does not hold the Share Certificate, that the right he has in the Shares therein is being transferred, and that the transferred Share is held jointly with others, together with their details.

10.7.	The Company may require payment of a fee for the registration of the transfer, at an amount or a rate determined by the Board of Directors from time to time.

10.8.	The Board of Directors may close the Shareholder Register for a period of up to thirty days in each year.

10.9.	Subject to Article 10.10, upon the death of a Shareholder, the Company shall recognize the custodians or administrators of the estate or executors of the will, and in the absence of such, the lawful heirs of the Shareholder, as the only holders of the right for the Shares of the deceased Shareholder, after receipt of evidence to the entitlement thereto, as determined by the Board of Directors.

10.10.	In the event that a deceased Shareholder held Shares jointly with others, the Company shall acknowledge each survivor as a joint Shareholder with respect to said Shares, unless all the joint holders in the Share notify the Company in writing, prior to the death of any of them, of their will that the provisions of this Article shall not apply to them. The foregoing shall not release the estate of a joint Shareholder of any obligation in relation to a Share which is held jointly.

10.11.	A person acquiring a right in Shares in consequence of being a custodian, administrator of the estate, the heir of a Shareholder, a receiver, liquidator or a trustee in a bankruptcy of a Shareholder or according to another provision of the Law, is entitled, after providing evidence to his right, to the satisfaction of the Board of Directors, to be registered as the Shareholder or to transfer such Shares to another person, subject to the provisions of these Articles of Association with respect to transfers.

10.12.	A person becoming entitled to a Share because of the death of a Shareholder shall be entitled to receive, and to give receipts for, dividends or other payments paid or distributions made, with respect to the Share, but shall not be entitled to receive notices with respect to General Meetings of the Company or to participate or vote therein with respect to that Share, or to exercise any other right of a Shareholder, until he has been registered in the Shareholder Register as the holder of that Share.

10.13.	Notwithstanding anything to the contrary in Articles 10.5 and 10.7, the transfer of Shares as a result of a realization of a share pledge entered into by a Shareholder of the Company in connection with the Company’s $650 million credit facility dated August 13, 1998, as amended from time to time, will not require additional evidence with respect to the proprietary right of the transferor or with respect to his right to transfer the shares other than a properly completed deed of transfer and valid Share Certificate (if issued), nor will the Company require a fee for the registration of said transfer.

10A.	Limitations on Transfer of Shares

10A.1.	Exceptional Holdings shall be registered in the Register of Members (Shareholder Register) together with a notation that such holdings have been classified as “Exceptional Holdings”, immediately upon the Company’s learning of such matter. Notice of such registration shall be sent by the Company to the registered holder of the Exceptional Holding and to the Minister of Communications.

10A.2.	Exceptional Holdings, registered in the manner set forth in Article 10A.1, shall not entitle the holder to any rights in respect to his holdings, and such holdings shall be considered “Dormant Shares” within the meaning of Section 308 of the Companies Law, except, however, that the holder of such shares shall be entitled to receive dividends and other distributions to shareholders (including the right to participate in a rights offering calculated on the basis of Means of Control of the Company (as defined in the License), provided, however, that such additional holdings shall be considered Exceptional Holdings). Therefore, any action taken or claim made on the basis of a right deriving from an Exceptional Holdings shall have no effect, except for the receipt of dividends or other distribution as stated above.

Without derogating from the above:

10A2.1	A Shareholder participating in a vote of the General Meeting will certify to the Company prior to the vote or, if the vote is by Deed of Vote, on the Deed of Vote, as to whether or not his holdings in the Company or his vote require consent pursuant to Sections 21 and 23 to the License; in the event the shareholder does not provide notification as aforesaid, he shall not vote and his vote shall not be counted.

10A.2.2	No Director shall be appointed, elected or removed on the basis of Exceptional Holdings. In the event a Director is appointed, elected or removed from his position as a Director as set forth above, such appointment, election or removal shall have no effect.

10A.2.3	Exceptional Holdings shall have no voting rights at a General Meeting of the Company.

For the purposes of this Article 10A, “Exceptional Holdings” means the holdings of Traded Means of Control held without the consent of the Minister of Communications pursuant to Section 21 to the License or as a result of a breach of the provisions of Section 23 to the License, and all holdings of a holder of Traded Means of Control who acted contrary to the provisions of Section 24 to the License; and as long as the consent of the Minister of Communications is required but has not been obtained pursuant to Section 21 to the License, or the circumstances exist which constitute a violation of the provisions of Sections 23 or 24 to the License.

For the purposes of this Article 10A, “Traded Means of Control” means Means of Control (as defined in the License) including Global or American Depositary Shares (GDRs or ADRs) or similar certificates, registered for trade on a securities exchange in Israel or abroad or which have been offered to the public in connection with a prospectus, and are held by the public in Israel or abroad.

10A.3.	The provisions of Article 10A shall not apply to those who were Shareholders of the Company on the eve of the first registration of the Company’s Shares for trade.

10B.	Required Minimum Holdings

10B.1.	Our License requires that Founding Shareholders hold Shares constituting at least the Minimum Founding Shareholders Holding and that Founding Israeli Shareholders hold Shares constituting at least the Minimum Israeli Holding.

10B.2.	Shares held by Founding Shareholders, to the extent such Shares constitute all or a portion of the Minimum Founding Shareholders Holding, shall be registered directly in the name of the Founding Shareholder in the shareholder register of the Company, with a note indicating that such Shares are “Minimum Founding Shareholders Shares.” Minimum Founding Shareholders Shares that are held by Founding Israeli Shareholders, to the extent such Shares constitute all or a portion of the Minimum Israeli Holding, shall also be recorded in the shareholder register with a note indicating that such Shares are “Minimum Israeli Holding Shares.

10B.3.	No transfer by a Founding Shareholder of Minimum Founding Shareholder Shares or by a Founding Israeli Shareholder of Minimum Israeli Holding Shares shall be recorded in the Company’s shareholder register, or have any effect, unless the Company’s Secretary shall have received written confirmation from the Ministry of Communications that the transfer complies with section 21.8 of the License. The Company Secretary may, in his or her discretion, refer any question in connection with the recording of Minimum Founding Shareholders Shares or Minimum Israeli Holding Shares, or their transfer, to the Company’s audit committee whose decision shall be binding on the Company. As a condition to any transfer of Minimum Founding Shareholders Shares or Minimum Israeli Holding Shares, the transferee shall be required to deliver to the Company’s Secretary (a) a share transfer deed that includes an undertaking by the transferee to comply with all requirements of section 22A of the License and (b) all information requested with respect to the transferee’s qualification as a Founding Shareholder and/or a Founding Israeli Shareholder.

11.	Bearer Share Certificate

The Company shall not issue bearer Share Certificates which grant the bearer rights in the Shares specified therein.

12.	Pledge of Shares

12.1.	The Company shall have a first degree pledge on, and a right to create a lien on, all Shares which are not fully paid and registered in the name of any Shareholder, and the proceeds of their sale, with respect to moneys (which payment time is due or not) whose payment was already called or are to be paid up within a fixed time. Furthermore, the Company shall have a first degree pledge right on all the Shares (other than Shares which were fully paid) registered in the name of any Shareholder to secure the payment of moneys which are due from him or from his property, whether with respect to his own debts or debts jointly with others. The said pledge shall also apply to dividends, declared from time to time, with respect to these Shares.

12.2.	For purposes of the realization of any such pledge and or lien, the Board of Directors is entitled to sell the Shares which are the subject of the pledge or lien, or any part of them, as it deems fit. No sale, as aforesaid, shall be carried out, until the date fixed for the payment has passed and a notice in writing was transferred to same Shareholder with respect to the intention of the Company to sell them, on condition that the amounts were not paid within fourteen days after the notice.

12.3.	The proceeds of any such sale, after deduction for the payment of the sale expenses, shall serve for the covering of the debts or obligations of said Shareholder, and the balance (if any) shall be paid to him.

12.4.	In the event that a sale of Shares was carried out pursuant to the realization of a pledge or a lien, pursuant to the presumptive authority conferred above, the Board of Directors is entitled to register such Shares in the Shareholder Register in favor of the buyer, and the buyer shall not be under the obligation to examine the fitness of such actions or the manner in which the purchase price paid for such Shares was used. After the said Shares are registered in the Shareholder Register in favor of the buyer, no person shall have the right to object to the validity of the sale.

13.	Changes in the Share Capital

The General Meeting is entitled to take any of the following actions at all times, so long as the resolution of the General Meeting is adopted by a Special Majority.

13.1.	Increasing the Share Capital

To increase the share capital of the Company, regardless of whether all the Shares registered at such a time were issued or not. The increased share capital shall be divided into Shares having ordinary rights or preference rights or deferred rights or other special rights (subject to the special rights of an existing class of Shares) or subject to conditions and restrictions with respect to entitlement to dividend, return of capital, voting or other conditions, as may be instructed by the General Meeting in a resolution with respect to the increase of the share capital, and in the absence of a special provision, according to the terms determined by the Board of Directors.

13.2.	Classes of Shares

To divide the share capital of the Company into various classes of Shares, and to set and change the rights attaching to each class of Shares, according to the conditions specified below:

13.2.1.	So long as it was not otherwise set in the Share allotment conditions, the rights of any class may be changed pursuant to a resolution of the General Meeting of the Shareholders of each class of Shares, separately, or upon the written consent of all the Shareholders of all classes.

13.2.2.	The rights conferred on the holders of Shares of a certain class shall not be deemed to have been changed as a result of the creation or allotment of other Shares having identical rights, unless it was otherwise stipulated in the allotment conditions of said Shares.

13.3.	Amalgamation and Redivision of the Share Capital

To amalgamate and redivide the share capital of the Company, entirely or partially, into Shares having a higher or lesser par value than that stated in these Articles of Association. In the event that in consequence of such amalgamation, there are Shareholders left with fractions of Shares, the Board of Directors if approved by the Shareholders at a General Meeting in adopting the resolution for amalgamation of the capital, may agree as follows:

13.3.1.	To sell the total of all the fractional shares and to appoint a trustee for this purpose, in whose name Share Certificates representing the fractions shall be issued, who will sell them, with the proceeds received after the deduction of commissions and expenses to be distributed to those entitled. The Board of Directors shall be entitled to decide that Shareholders who are entitled to proceeds which are below an amount determined by it, shall not receive the proceeds of the sale of the fractional shares, and their share in the proceeds shall be distributed among the Shareholders who are entitled to proceeds, in an amount greater than the amount that was determined, relative to the proceeds to which they are entitled;

13.3.2.	To allot to any Shareholder, who is left with a fractional Share following the amalgamation, Shares of the class of Shares prior to the amalgamation, which are fully paid, in such a number, the amalgamation of which together with the fractional Share shall complete a whole Share, and an allotment as stated shall be viewed as valid shortly before the amalgamation;

13.3.3.	To determine that Shareholders shall not be entitled to receive a Share in exchange for a fractional Share resulting from the amalgamation of a half or smaller fraction of the number of Shares, whose amalgamation creates a single Share, and they shall be entitled to receive a whole Share in exchange for a fractional Share, resulting from the amalgamation of more than a half of the number of Shares, whose amalgamation creates a whole Share.

In the event that an action pursuant to Articles 13.3.2 or 13.3.3 above requires the allotment of additional Shares, their payment shall be effected in a manner similar to that applicable the payment of Bonus Shares. An amalgamation and redivision, as aforesaid, shall not be regarded as a change in the rights attaching to the Shares which are the subject of the amalgamation and redivision.

13.4.	Cancellation of Unissued Share Capital

To cancel registered share capital which has not yet been allotted, so long as the Company is not under an obligation to allot these Shares.

13.5.	The Division of the Share Capital

To divide the share capital of the Company, entirely or partially, into Shares having a lower par value than those stated in these Articles of Association, by way of dividing the Shares of the Company at such a time, entirely or partially.

13.6.	The provisions specified in this Article 13 shall also apply to other equity Securities of the Company, mutatis mutandis.

Chapter Three – General Meetings

14.	The Authority of the General Meeting

14.1.	Subjects within the authority of the General Meeting

The following matters shall require the approval of the General Meeting:

14.1.1.	Changes in the Articles of Association, if adopted by a Special Majority.

14.1.2.	The exercise of the authority of the Board of Directors, if resolved by a Special Majority that the Board of Directors is incapable of exercising its authority, and that the exercise of any of its authority is essential to the orderly management of the Company.

14.1.3.	The appointment or reappointment of the Company’s auditor, the termination or non-renewal of his service, and to the extent required by Law and not delegated to the Board of Directors, the determination of his fee.

14.1.4.	The appointment of Directors, including external Directors.

14.1.5.	To the extent required by the provisions of Section 255 of the Companies Law, the approval of actions and transactions with interested parties and also the approval of an action or a transaction of an officer which might constitute a breach of the duty of loyalty.

14.1.6.	Changes in the share capital of the Company, if adopted by a Special Majority as set forth in Article 13 above.

14.1.7.	A merger of the Company, as defined in the Companies Law.

14.1.8.	Changes in the objectives of the Company as set forth in Article 4 above, if adopted by a Special Majority.

14.1.9.	Changes in the name of the Company, if adopted by a Special Majority.

14.1.10.	Liquidation, if adopted by a Special Majority.

14.1.11.	Settlements or Arrangements pursuant to Section 233 of the Companies Ordinance.

14.1.12.	Any other matters which applicable Law requires to be dealt with at General Meetings of the Company.

14.2.	The authority of the General Meeting to transfer authorities between corporate organs.

The General Meeting, by a Special Majority, may assume the authority which is given to another corporate organ, and may transfer the authority which is given to the General Manager to the Board of Directors.

The taking or transferring of authorities, as aforesaid, shall be with regard to a specific issue or for a specific period of time, all as stated in the resolution of the General Meeting.

15.	Kinds of General Meetings

15.1.	Annual Meetings

A General Meeting shall be convened at least once a year, within fifteen months of the last general meeting. The meeting shall be held at the registered offices of the Company, unless otherwise determined by the Board of Directors. These General Meetings shall be referred to as “Annual Meetings”.

15.1.1.	An Annual Meeting shall be convened to ~~approve~~discuss the following:

(One)	The Financial Statements and the Report of the Board of Directors, as of December 31st of the calendar year preceding the year of the annual meeting.

(Two)	The Report of the Board of Directors with respect to the fee paid to the Company’s auditor.

15.1.2.	The Annual Meeting shall be convened to adopt resolutions on the following matters:

(One)	The appointment of Directors and the termination of their office in accordance with Article 23 below.

(Two)	The appointment of an auditor or the renewal of his office, subject to the provisions of Article 29 below.

15.1.3.	The Annual Meeting may discuss, and decide upon, any matter on the agenda of such meeting.

15.2.	Extraordinary Meetings

General Meetings of the Shareholders of the Company which are not convened in accordance with the provisions of Article 15.1 above, shall be referred to as “Extraordinary Meetings”. An Extraordinary Meeting shall discuss, and decide upon, any matter (other than those referred to in ~~all matters which are not discussed and decided in the Annual Meeting, and~~Article 15.1.1 or 15.1.2), for which the Extraordinary Meeting was convened.

15.3.	Class Meetings

The provisions of these Articles of Association with respect to General Meetings shall apply, mutatis mutandis, to meetings of a class of Shareholders of the Company.

16.	The Holding of General Meetings

16.1.	The Convening of the Annual Meeting

The Board of Directors shall convene Annual Meetings in accordance with the provisions of Article 15.1 above.

16.2.	The Convening of an Extraordinary Meeting

The Board of Directors may convene an Extraordinary Meeting, as it decides, provided, however, that it shall be obligated to convene an Extraordinary Meeting upon the demand of one of the following:

16.2.1.	Any two Directors or a quarter of the Directors, whichever is lower; or

16.2.2.	any one or more Shareholders, holding alone or together at least 4.99% of the issued share capital of the Company.

16.3.	Date of Convening an Extraordinary Meeting Upon Demand

The Board of Directors, which is required to convene a general meeting in accordance with Article 16.2 above shall announce the convening of the General Meeting within twenty-one (21) days from the receipt of a demand in that respect, and the date fixed for the meeting shall not be more than thirty-five (35) days from the publication date of the announcement of the General Meeting.

In the event that the Board of Directors shall not have convened an Extraordinary Meeting, as required in this Article, those demanding its convening or half of the Shareholders which demand it subject to Article 16.2.2, are entitled to convene the meeting themselves, so long as it is convened within three months from the date on which the demand was filed, and it shall be convened, inasmuch as possible, in the same manner by which meetings are convened by the Board of Directors. In the event that a General Meeting is convened as aforesaid, the Company shall bear the reasonable costs and expenses incurred by those demanding it.

16.4.	Notice of Convening a General Meeting

Notice of a General Meeting shall be sent to each registered Shareholder of the Company as of the Record Date set by the Board of Directors for that meeting, within five (5) days after that Record Date, unless a different notice time is required by Law and cannot be altered or waived in the Company’s Articles of Association.

A General Meeting may be convened following a shorter notice period, if the written consent of all the Shareholders who are entitled at such time to receive notices has been obtained. A waiver by a Shareholder can also be made in writing after the fact and even after the convening of the General Meeting.

16.5.	Contents of the Notice

Subject to the provisions of any Law, a notice with respect to a general meeting shall specify the agenda of the meeting, the location, the proposed resolutions and also the arrangements for voting by means of a deed of voting or a deed of authorization, and the requirements of Article 10A.2.1.

Any notice to be sent to the Shareholders shall also include a draft of the proposed resolutions or a concise description of their particulars.

17.	The Agenda of General Meetings

17.1.	The agenda of the General Meeting shall be determined by the Board of Directors and shall also include issues for which an Extraordinary Meeting is being convened in accordance with Article 15.2 above, or demanded in accordance with Article 17.2 below.

17.2.	One or more Shareholders holding alone or in the aggregate, 4.99% or more of the share capital of the Company may request that the Board of Directors include an issue on the agenda of a general meeting to be convened in the future. The Board of Directors shall incorporate such issue on the agenda of such a future general meeting, provided that the Board of Directors determines, in its discretion, such issue is suitable to be discussed in the General Meeting of the Company.

17.3.	The General Meeting shall only adopt resolutions on issues which are on its agenda.

17.4.	So long as it is not otherwise prescribed by Law, the General Meeting is entitled to accept or reject a proposed resolution which is on the agenda of the General Meeting, the draft or concise description of the particulars of which were published by the Company, including slight alterations, however, it is not entitled to take a resolution, which is materially different than the proposed resolution.

18.	Discussions in General Meetings

18.1.	Quorum

No discussion shall be held in the General Meeting unless a lawful quorum is present. Subject to the requirements of the applicable Law in force at the time these Articles of Association come into force, the rules of the Nasdaq National Market, the London Stock Exchange and any other exchange on which the Company’s securities are or may become quoted or listed, and the provisions of these Articles, any two Shareholders, present by themselves or by means of a proxy, or who have delivered to the Company a Deed of Voting indicating their manner of voting, and who hold or represent at least one-third of the voting rights in the Company shall constitute a lawful quorum. A Shareholder or his proxy, who may also serve as a proxy for other Shareholders, shall be regarded as two Shareholders or more, in accordance with the number of Shareholders he is representing.

18.2.	Deferral of the General Meeting in the Absence of Lawful Quorum

In the event that a legal quorum is not present after the lapsing of 30 minutes from the time specified in the convening notice for the commencement of the meeting, the meeting may be adjourned to the same day of the following week (or the first business day thereafter) at the same time and venue, or to another time and venue, as determined by the Board of Directors in a notice to the Shareholders, and the adjourned meeting shall discuss the same issues for which the original meeting was convened. If at the adjourned meeting, a legal quorum is not present at the time specified for the commencement of the meeting, then and in such event one or more Shareholders holding or representing in the aggregate at least 10% of the voting rights in the Company shall be deemed to form a proper quorum, subject to the provisions of Section 79 of the Companies Law.

18.3.	The Chairman of the General Meeting

The chairman of the Board of Directors (if appointed) shall preside at each General Meeting. In the absence of the chairman, or if he fails to appear at the meeting within 15 minutes after the time fixed for the meeting, the Shareholders present at the meeting shall choose any one of the Directors of the Company as the chairman, and if there is no Director present at the meeting, one of the Shareholders shall be chosen to preside over the meeting. The chairman shall not have an additional vote or casting vote.

18.4.	Adjourned Meeting

Upon adoption of a resolution at a General Meeting at which a lawful quorum is present, the chairman may and upon demand of the General Meeting shall adjourn the General Meeting from time to time and from venue to venue, as the meeting may decide (for the purpose of this Article: an “Adjourned Meeting”). In the event that a meeting is adjourned for fourteen days or more, a notice of the Adjourned Meeting shall be given in the same manner as the notice of the original meeting. With the exception of the aforesaid, a Shareholder shall not be entitled to receive notice of an Adjourned Meeting or of the issues which are to be discussed in the Adjourned Meeting. The Adjourned Meeting shall only discuss issues that could have been discussed at the General Meeting which was adjourned. The provisions of Articles 17.1, 17.2 and 17.3 of the Articles of Association shall apply to an Adjourned Meeting.

19.	Voting of the Shareholders

19.1.	Resolutions

In any General Meeting, a proposed resolution shall be adopted if it receives an Ordinary Majority, or any other majority of votes set by Law or in accordance with these Articles of Association. For the avoidance of doubt, any proposed resolution requiring a Special Majority under the Companies Ordinance shall continue to require the same Special Majority even after the effective date of the Companies Law.

In the event of a tie vote, the resolution shall be deemed rejected.

19.2.	Checking Majority

19.2.1.	The checking of the majority shall be carried out by means of a count of votes, at which each Shareholder shall be entitled to vote in each case in accordance with rights fixed for such Shares, subject to Articles 10A above and Article 44 below. A Shareholder shall be entitled to a single vote for each share he holds which is fully paid or that Calls of Payment in respect of which was fully paid.

19.2.2.	The announcement of the chairman that a resolution in the General Meeting was adopted or rejected, whether unanimously or with a specific majority, shall be regarded as prima facie evidence thereof.

19.3.	Written Resolutions

Subject to the provisions of applicable Law, a written resolution signed by all of the Shareholders of the Company holding Shares which entitle their holders to participate in General Meetings of the Company and vote therein, or of the same class of Shares to which the resolution refers, as the case may be, shall be regarded as a valid resolution for all purposes, and as a resolution adopted at a General Meeting of the Company or at a class meeting of the relevant class of Shares, as the case may be, which was properly summoned and convened, for the purpose of adopting such a resolution.

Such a resolution could be stated in several copies of the same document, each of them signed by one Shareholder or by several Shareholders.

19.4.	Record Date For Participation and Voting

The Record Date shall be set by the Board of Directors, or by a person or persons authorized by the Board of Directors, in accordance with applicable Law.

19.5.	A Right to Participate and Vote

A Shareholder shall not be entitled to participate and vote in any General Meeting or to be counted among those present, so long as (i) he owes the Company a payment which was called for the Shares held by him, unless the allotment conditions of the Shares provide otherwise, and/or (ii) his holdings are registered in the Shareholder Register together with a notation that such holdings have been classified as Exceptional Holdings, as defined in Article 10A or Affected Shares, as defined in Article 44.

19.6.	Personal Interest in Resolutions

A Shareholder seeking to vote with respect to a resolution which requires that the majority for its adoption include at least a third of the votes of all those not having a personal interest (as defined in the Companies Law) in the resolution shall notify the registered office of the Company at least two business days prior to the date of the General Meeting, whether he has a personal interest in the resolution or not, as a condition for his right to vote and be counted with respect to such resolution.

A Shareholder voting on a resolution, as aforesaid, by means of a Deed of Vote, may include his notice with regard to his personal interest on the Deed of Vote.

19.7.	The Disqualification of Deeds of Vote

Subject to the provisions of applicable Law, the corporate secretary of the Company may, in his discretion, disqualify Deeds of Vote and Deeds of Authorization and so notify the Shareholder who submitted a Deed of Vote or Deeds of Authorization in the following cases:

19.7.1.	If there is a reasonable suspicion that they are forged;

19.7.2.	If there is a reasonable suspicion that they are falsified, or given with respect to Shares for which one or more Deeds of Vote or deeds of authorization have been given and not withdrawn; or

19.7.3.	If there is no note on the Deed of Vote or Deed of Authorization as to whether or not his holding in the Company or his vote require the consent of the Minister of Communications pursuant to Sections 21 and 23 to the License.

19.7.4.	With respect to Deeds of Vote:

(One)	If more than one choice is marked for the same resolution; or

(Two)	With respect to resolutions which require that the majority for their adoption includes a third of the votes of those not having a personal interest in the approval of the resolution, where it was not marked whether the relevant Shareholder has a personal interest or not, as aforesaid.

Any Shareholder shall be entitled to appeal on any such disqualification to the Board of Directors at least one business day prior to the relevant General Meeting.

19.8.	The Voting of a Person without Legal Capacity

A person without legal capacity is entitled to vote only by means of a trustee or a legal custodian.

19.9.	The Voting of Joint Holders of a Share

Where two or more Shareholders are registered joint holders of a Share, only the first named joint holder shall vote, without taking into account the other registered joint holders of the Share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

19.10.	Minutes of the General Meeting

The chairman of the General Meeting shall cause that the minutes of each General Meeting shall be properly maintained and shall include the following:

19.10.1.	The name of each Shareholder present in person, by Deed of Vote or by proxy and the number of Shares held or represented by him;

19.10.2.	The principal issues of the discussion, all the resolutions which were adopted or rejected at the General Meeting, and if adopted – according to what majority.

20.	The Appointment of a Proxy

20.1.	Voting by Means of a Proxy

A Shareholder registered in the Shareholder Register is entitled to appoint by deed of authorization a proxy to participate and vote in his stead, whether at a certain General Meeting or generally at General Meetings of the Company, whether personally or by means of a Deed of Vote, so long as the deed of authorization with respect to the appointment of the proxy was delivered to the Company at least two Business Days prior to the date of the General Meeting.

In the event that the deed of authorization is not limited to a certain General Meeting, then the deed of authorization, which was deposited prior to a certain General Meeting, shall also be good for other General Meetings thereafter. This Article 20 shall also apply to a Shareholder which is a corporation, appointing a person to participate and vote in a General Meeting in its stead. A proxy is not required to be a Shareholder of the Company.

20.2.	The Draft of the Deed of Authorization

The deed of authorization shall be signed by the Shareholder and shall be in or substantially in the form specified below or any such other form acceptable to the Board of Directors of the Company. The corporate secretary, in his discretion, may accept a deed of authorization differing from that set forth below provided the changes are immaterial.

The corporate secretary shall only accept either an original deed of authorization, or a copy of the deed of authorization which is certified by a lawyer having an Israeli license or a notary.

Deed of Authorization

Date: ________

To:	Partner Communications Company Ltd.
Attn.:	Corporate Secretary

Re: [Annual/Extraordinary] General Meeting of the Company
to be Held On __________________

        I, the undersigned _________________, Identification No. / Registration No. _____________, of ________________, being the registered holder of ________ (*) Shares [Ordinary Shares having a par value of NIS 0.01, each], hereby authorize ___________, Identification No. ___________ (**) and/or ___________, Identification No. ___________ and/or ___________, Identification No. ___________ to participate and vote in my stead and on my behalf at the referenced meeting and in any adjournment of the referenced meeting of the Company / at any General Meeting of the Company, until I shall otherwise notify you .

—————————————— Signature

(*)	A Shareholder is entitled to give several deeds of authorization, each of which refers to a different quantity of Shares of the Company held by him, so long as he shall not give deeds of authorization with respect to an aggregate number of Shares exceeding the total number he holds.
(**)	In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.

20.3.	A vote in accordance with a deed of authorization shall be lawful even if prior to it, the appointer died or became incapacitated or bankrupt, or if it is a corporation – was liquidated, or if he cancelled the deed of authorization or transferred the Share in respect of which it was given, unless a notice in writing was received at the Office of the Company prior to the meeting with respect to the occurrence of such an event.

21.	Deed of Vote, Voting Via the Internet

21.1.	A Shareholder may vote in a General Meeting by means of a Deed of Vote (ktav hatba’ah) on any issue for which voting by Deed of Vote is required to be offered under applicable Law and on any other issue for which the Board of Directors has approved voting by Deed of Vote, either generally or specifically. The form of the Deed of Vote shall be set by the corporate secretary or any one so authorized by the Board of Directors.

21.2.	The Board of Directors may authorize Shareholder voting in a General Meeting via the Internet, subject to any applicable Law.

Chapter Four – The Board of Directors

22.	The Authority of the Board of Directors

22.1.	The authority of the Board of Directors is as specified both in the Law and in the provisions of these Articles of Association.

22.2.	Signature Authority and Powers of Attorney

22.2.1.	The Board of Directors shall determine the person(s) with authority to sign for and on behalf of the Company with respect to various issues. The signature of such person(s), appointed from time to time by the Board of Directors, whether generally or for a specific issue, whether alone or together with others, or together with the seal or the stamp of the Company or its printed name, shall bind the Company, subject to the terms and conditions set by the Board of Directors.

22.2.2.	The Board of Directors may set separate signature authorities with respect to different issues and different amounts.

22.2.3.	The Board of Directors may, from time to time, authorize any person to be the representative of the Company with respect to those objectives and subject to those conditions and for that time period, as the Board of Directors deems fit. The Board of Directors may also grant any representative the authority to delegate any or all of the authorities, powers and discretion given to the Board of Directors.

22.3.	The Registered Office of the Company

The Board of Directors shall fix the location of the Office of the Company.

23.	The Appointment of Directors and the Termination of Their Office

23.1.	The Number of Directors

The number of Directors in the Company shall not be less than seven (7) or more than seventeen (17).

23.2.	The Identity of a Director

23.2.1.	A member of the Board of Directors may hold another position with the Company.

23.2.2.	A corporation may serve as a Director in the Company, subject to the provisions of Article 23.6 below.

23.2.3.	For as long as any individual or an entity which is an Interested Party in the Company is also an Interested Party in Cellcom (Israel) Ltd. (hereinafter “Cellcom”), such Interested Party or an Office Holder of an Interested Party in Cellcom or an Office Holder of any entity controlled by an Interested Party in Cellcom (other than Elron Electronic Industries Ltd (“Elron”) or an entity controlled by Elron) will not serve as an Office Holder of the Company, and no Interested Party in Cellcom or any entity controlled by such Interested Party, may appoint more than two Directors to the Board of Directors of the Company. For the purposes of this Article, the terms “control”, “Interested Party” and “Office Holder” shall bear the same meaning as in, and shall be interpreted in accordance with, the License.

23.2.4.	The Board of Directors shall include independent and/or external Directors required to comply with the applicable requirements of any Law, the Nasdaq Stock Market, the London Stock Exchange and any other investment exchange on which the securities of the Company are or may become quoted or listed. The requirements of the Companies Law applicable to an external Director (Dahatz) shall prevail over the provisions of these Articles of Association to the extent these Articles of Associations are inconsistent with the Companies Law, and shall apply to the extent these Articles of Associations are silent.

23.2.5.	At least 10% of the members of the Board of Directors of the Company shall be comprised of Qualified Israeli Directors. Notwithstanding the above, if the board is comprised of up to 14 members, one Qualified Israeli Director shall be sufficient, and if the board is comprised of between 15 and 24 members, two Qualified Israeli Directors shall be sufficient.

23.2.6.	Notwithstanding any other provision of these Articles, a Qualified Israeli Director shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by the Founding Israeli Shareholders holding Minimum Israeli Holding Shares. For purposes of this section, a notice signed by at least two of the Founding Israeli Shareholders who are the record holders of at least 50% of Minimum Israeli Holding Shares shall be deemed to be sufficient notice on behalf of all holders of Minimum Israeli Holding Shares.

23.3.	The Election of Directors and their Terms of Office

23.3.1.	The Directors shall be elected at each Annual Meeting and shall serve in office until the close of the next Annual Meeting, unless their office becomes vacant earlier in accordance with the provisions of these Articles of Association. Each Director of the Company shall be elected by an Ordinary Majority at the Annual Meeting; provided, however, that external Directors shall be elected in accordance with applicable law and/or any relevant stock exchange rule applicable to the Company. The elected Directors shall commence their terms from the close of the Annual Meeting at which they are elected, unless a later date is stated in the resolution with respect to their appointment. Election of Directors shall be not conducted by separate vote on each candidate, unless so determined by the Board of Directors.

23.3.2.	In each Annual Meeting, the Directors that were elected in the previous Annual Meeting, and thereafter, in any Extraordinary Meeting shall be deemed to have resigned from their office. A resigning Director may be reelected.

23.3.3.	Notwithstanding the other provisions of these Articles of Association and without derogating from Article 23.4, an Extraordinary Meeting of the Company may elect any person as a Director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors, or to serve as an external Director (Dahatz) or an independent Director and also in any event in which the number of the members of the Board of Directors is less than the minimum set in the Articles of Association provided that the maximum number of Directors permitted under Article 23.1 is not exceeded. Any Director elected in such manner (excluding an external Director (Dahatz) shall serve in office until the coming Annual Meeting, unless his office becomes vacant earlier in accordance with the provisions of these Articles of Association and may be reelected.

23.3.4.	An elected external Director (Dahatz) shall commence his term from the close of the General Meeting at which he is elected, unless a later date ~~of, and shall serve for the period~~ is stated in~~,~~ the resolution ~~of the General Meeting at which he was elected,~~ with respect to his appointment, and shall serve for the period in accordance with the provisions of the Companies Law, notwithstanding Article 23.3 above, unless his office becomes vacant earlier in accordance with the provisions of the Companies Law. A General Meeting may reelect an external Director (Dahatz) for additional term(s) as permitted by the Companies Law.

23.4.	The election of Directors by the Board of Directors

The Board of Directors shall have the right, at all times, upon approval of at least ~~75%~~a simple majority of the Directors of the Company, to elect any person as a Director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors provided that the maximum number of Directors permitted under Article 23.1 is not exceeded. Any Director elected in such manner shall serve in office until the coming Annual Meeting and may be reelected.

23.5.	Alternate Director

Any Director may, from time to time, appoint for himself an alternate Director (hereinafter: the “Alternate Director”), dismiss such Alternate Director and also appoint another Alternate Director instead of any Alternate Director, whose office becomes vacant, due to whatever cause, whether for a certain meeting or generally. Anyone who is not qualified to be appointed as a Director and also anyone serving as a Director or as an existing Alternate Director shall not serve as an Alternate Director.

23.6.	Representatives of a Director that is a Corporation

A Director that is a corporation shall appoint an individual, qualified to be appointed as a Director in the Company, in order to serve on its behalf, either generally or for a certain meeting, or for a certain period of time and the said corporation may also dismiss that individual and appoint another in his stead (hereinafter: “Representatives of a Director”).

23.7.	Manner of Appointment or Dismissal of an Alternate Director or a Representative of a Director that is a Corporation

Any appointment or dismissal of Representatives of Directors, when such Directors are corporations, or of Alternate Directors, shall be made by means of a notice in writing to the corporate secretary, signed by the appointing or dismissing body and shall become valid upon the date indicated in the appointment or dismissal notice or upon the date of its delivery to the corporate secretary, whichever is the later.

23.8.	Miscellaneous Provisions with Respect to Alternate Directors and Representatives of Directors that are Corporations.

23.8.1.	Any person, whether he is a Director or not, may serve as the representative of a Director, and any one person may serve as the representative of several Directors.

23.8.2.	The Representative of a Director – in addition to his own vote, if he is serving as a Director – shall have a number of votes corresponding to the number of Directors represented by him.

23.8.3.	An Alternate Director and the Representative of a Director shall have all the authority of the Director for whom he is serving as an Alternate Director or as a representative, with the exception of the authority to vote in meetings at which the Director is present in person.

23.8.4.	The office of an Alternate Director or a representative of a Director shall automatically become vacant, if the office of the Director for whom he is serving as an Alternate Director or as a representative becomes vacant.

23.9.	Termination of the Term of a Director

The term of a Director shall be terminated in any of the following cases:

23.9.1.	If he resigns from his office by way of a signed letter, filed with the corporate secretary at the Company’s Office;

23.9.2.	If he is declared bankrupt or if he reaches a settlement with his creditors within the framework of bankruptcy procedures;

23.9.3.	If he is declared by an appropriate court to be incapacitated;

23.9.4.	Upon his death and, in the event of a corporation, if a resolution has been adopted for its voluntary liquidation or a liquidation order has been issued to it;

23.9.5.	If he is removed from his office by way of a resolution, adopted by the General Meeting of the Company, even prior to the completion of his term of office;

23.9.6.	If he is convicted of a crime, as stated in Section 232 of the Companies Law;

23.9.7.	If his term is terminated by the Board of Directors in accordance with the provisions of Section 231 of the Companies Law; or

23.9.8	If his term is terminated by the Board of Directors in case the Board of Directors concludes that the office of such dDirector is in violation to the provisions of the License or any other telecommunications license granted to the Company or to any of its subsidaries or to any other entity it controls.”

23.10.	The Implications on the Board of Directors of the Termination of the Term of a Director.

In the event that an office of a Director becomes vacant, the remaining Directors are entitled to continue operating, so long as their number has not decreased below the minimum number of Directors set forth in Article 23.1.

In the event that the number of Directors decreased below that minimum number, the remaining Directors shall be entitled to act solely for the convening of a General Meeting of the Company for the purpose of electing additional Directors to the Board of Directors.

23.11.	Compensation of Members of the Board of Directors

Members of the Board of Directors who do not hold other positions in the Company and who are not external Directors shall not receive any compensation from the Company, unless such compensation is approved by the General Meeting and according to the amount determined by the General Meeting, subject to the provisions of the Law.

The compensation of the Directors may be fixed, as an all-inclusive payment or as payment for participation in meetings or in any combination thereof.

The Company may reimburse expenses incurred by a Director in connection with the performance of his office, to the extent provided in a resolution of the Board of Directors.

24.	Actions of Directors

24.1.	Convening Meetings of the Board of Directors

24.1.1.	The chairman of the Board of Directors may convene a meeting of the Board of Directors at any time.

24.1.2.	The chairman of the Board of Directors shall convene a meeting of the Board of Directors at least four times a year, in a manner allowing the Company to fulfil the provisions of the Law with respect to the publication of Financial Statements and reporting to the public.

24.1.3.	The chairman of the Board of Directors shall convene a meeting of the Board of Directors on a specific issue if requested by at least two Directors or one Director, if he is an external Director, within no more than 14 days from the date of the request.

24.1.4.	The chairman of the Board of Directors shall act forthwith for the convening of a meeting of the Board of Directors, within 14 days from the time that a Director in the Company has informed him of a matter related to the Company in which there is an apparent violation of the Law or a breach of proper management of the business, or from the time that the auditor of the Company has reported to him that he had become aware of material flaws in the accounting oversight of the Company.

24.1.5.	In the event that a notice or a report of the General Manager requires an action of the Board of Directors, the chairman of the Board of Directors shall forthwith convene a meeting of the Board of Directors, which should be held within 14 days from the date of the notice or the report.

24.2.	Convening of a Meeting of the Board of Directors

24.2.1.	Any notice with respect to a meeting of the Board of Directors may be given in writing, so long as the notice is given at least 14 days prior to the date fixed for the meeting, unless all the members of the Board of Directors or their Alternate Directors or their representatives agree on a shorter time period. A notice, as stated, shall be delivered in writing or transmitted via facsimile or E-mail or through another means of communication, to the address or facsimile number or to the E-mail address or to an address where messages can be delivered through other means of communication, as the case may be, as the Director informed the corporate secretary, upon his appointment, or by means of a written notice to the corporate secretary thereafter.

A notice, which was delivered or transmitted, as provided in this Article, shall be deemed to be personally delivered to the Director on its delivery date.

24.2.2.	In the event that a Director appointed an Alternate Director or a representative, the notice shall be delivered to the Alternate Director or the representative, unless the Director instructed that the notice should be delivered to him as well.

24.2.3.	The notice shall include the venue, date and time of the meeting of the Board of Directors, arrangements with respect to the manner of management of the meeting (in cases where telecommunications are used), the details of the issues on its agenda and any other material that the chairman of the Board of Directors requests be attached to the summoning notice with respect to the meeting.

24.3.	The Agenda of Meetings of Board of Directors

The agenda of meetings of the Board of Directors shall be determined by the chairman of the Board of Directors and shall include the following issues:

24.3.1.	Issues determined by the chairman of the Board of Directors.

24.3.2.	Issues for which the meeting is convened in accordance with Article 24.1 above.

24.3.3.	Any issue requested by a Director or by the General Manager within a reasonable time prior to the date of the meeting of the Board of Directors (taking into account the nature of the issue).

24.4.	Quorum

The quorum for meetings of the Board of Directors shall be a majority of the Directors, which must include one external Director.

24.5.	Conducting a Meeting Through Means of Communication

The Board of Directors may conduct a meeting of the Board of Directors through the use of any means of communications, provided all of the participating Directors can hear each other simultaneously.

24.6.	Voting in the Board of Directors

Subject to Article 23.4 and Article 44, Issues presented at meetings of the Board of Directors shall be decided upon by a majority of the votes of the Directors present (or participating, in the case of a vote through a permitted means of communications) and voting, subject to the provisions of Article 23.8 above, with respect to Alternate Directors and representatives of Directors that are corporations.

Each Director shall have a single vote.

24.7.	Written Resolutions

A written resolution signed by all the Directors shall be deemed as a resolution lawfully adopted at a meeting of the Board of Directors. Such a resolution may be made in several copies of the same Document, each of them signed by one Director or by several Directors. Such a resolution may be adopted by signature of only a portion of the Directors, if all of the Directors who have not signed the resolution were not entitled to participate in the discussion and to vote on such resolution in accordance with any Law whatsoever, so long as they confirm in writing that they are aware of the intention to adopt such a resolution.

24.8.	Resolutions Approved by Means of Communications

A resolution approved by use of a means of communications by the Directors shall be deemed to be a resolution lawfully adopted at a meeting of the Board of Directors, and the provisions of Article 24.6 above shall apply to the said resolution.

24.9.	The Validity of Actions of the Directors

All actions taken in good faith in a meeting of the Board of Directors or by a committee of the Board of Directors or by any person acting as a Director shall be valid, even if it subsequently transpires that there was a flaw in the appointment of such a Director or person acting as such, or if any of them were disqualified, as if any such person was lawfully appointed and was qualified to serve as a Director.

24.10.	Minutes of Meetings of the Board of Directors

The chairman of the Board of Directors shall cause that the minutes of meetings of the Board of Directors shall be properly maintained and shall include the following:

24.10.1.	Names of those present and participating at each meeting.

24.10.2.	All the resolutions and particulars of the discussion of said meetings.

Any such minutes signed by the chairman of the Board of Directors presiding over that meeting or by the chairman of the Board of Directors at the following meeting, shall be viewed as prima facie evidence of the issues recorded in the minutes.

25.	Committees of the Board of Directors

25.1.	Subject to the provisions of the Companies Law, the Board of Directors may delegate its authorities or any part of them to committees, as they deem fit, and they may from time to time cancel the delegation of such an authority. Any such committee, while utilizing an authority as stated, is obligated to fulfil all of the instructions given to it from time to time by the Board of Directors.

25.2.	Subject to the provisions of the Companies Law, each committee of the Board of Directors shall consist of at least two Directors, and it may include members who are not Directors, with the exception of the audit committee which shall consist of at least three (3) Directors, and all of the external Directors of the Company shall be members of it.

25.3.	The provisions with respect to meetings of the Board of Directors shall apply to the meetings and discussions of each committee of the Board of Directors, with the appropriate changes, provided that no other terms are set by the Board of Directors in this matter, and provided that the lawful quorum for the meetings of the committee, as stated, shall be at least a majority of the members of the committee, unless otherwise required by Law.

25A.	Committee for Security Matters

25A.1.	Notwithstanding any other provision in these Articles, the Board of Directors shall appoint from among its members who have security clearance and security compatibility to be determined by the General Security Service (“Directors with Clearance”) a committee to be designated the “Committee for Security Matters”. The members of the Committee for Security Matters shall include at least four (4) Directors with Clearance including at least one external director. Subject to section 25A.2 below, security matters shall be considered only in the context of the Committee for Security Matters. Any decision of, or action by the Committee for Security Matters shall have the same effect as if it had been made or taken by the Board of Directors. The Board of Directors shall consider a security matter only if required pursuant to section 25A.2 below, and subject to the terms of that section. For purposes of this section 25A, “security matters” shall be defined in the same manner as defined in the Bezeq Order (Determination of Essential Service Provided by Bezeq-The Israeli Telecommunications Company Ltd.), 1997, as of March 9, 2005.

25A.2.	Security matters which the audit committee or board of directors shall be required to consider in accordance with the mandatory rules of the Companies Law or other Law applicable to the Company, shall be considered to the extent necessary only by Directors with Clearance. Other Directors shall not be entitled to participate in meetings of the audit committee or board of directors dealing with security matters, or to receive information or documents related to these matters. A quorum for these meetings shall include only Directors with Clearance.

25A.3.	Any director or officer of the Company who would otherwise be required to receive information or participate in meetings by virtue of his or her position or these Articles or any Law, but who is prevented from doing so by the provisions of this Article 25A, will be released from any liability for any claim of breach of duty of care to the Company which results from her or his inability to receive information or participate in meetings, and the Company shall indemnify any such director or officer and hold her or him harmless to the maximum extent permitted by law for any injury or damage she or he incurs as a result of the inability to receive such information or participate in such meetings.

25A.4.	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to any other corporate body in the Company with respect to security matters.

25A.5.	(1) The Minister of Communications shall be entitled to appoint an observer (the “Security Observer”) to all meetings of the board of directors and its committees. The Security Observer shall have the security clearance and security compatibility to be determined by the General Security Service.

(2) The Security Observer shall be an employee of the State of Israel qualified to serve as a director pursuant to Chapter C of the Government Companies Law, 1975.

(3) In addition to any other obligations under Law, the Security Observer shall be bound to preserve the confidentiality of [information relating to] the Company, except as required to fulfill his responsibilities as an observer. The Security Observer will not act as an observer or in any other position at a competitor of the Company, and will avoid a conflict between his position as an observer and the interests of the Company. The Security Observer shall undertake not to serve as an observer or officer or director, and not serve in any other capacity or be employed, directly or indirectly, by any entity competing with the Company or in a position of conflict of interest with the Company during the period of his service as the Security Observer and for two years after termination of such period.

(4) Notices of meetings of the board of directors and its committees, including of the Committee for Security Matters, shall be delivered to the Security Observer, and he shall be entitled to participate in each such meeting.

(5) The Security Observer shall have the same right to obtain information from the Company as that of a Director. If the Company believes that specific information requested is commercially sensitive and not required by the Security Observer for fulfillment of his duties, the Company may delay delivery of the information upon notice to the Security Observer. If the Security Observer still believes the information is needed for his duties, the matter shall be brought for decision to the head of the General Security Service.

(6) If the Security Observer believes that the Company has made a decision, or is about to make a decision, in a security matter, which conflicts with a provision of the License or section 13 of the Communications Law (Telecommunications and Broadcasting), 1982 or section 11 of the General Security Service Law, 2002, he shall promptly notify the Company in writing. Said notice shall be delivered to the chairman of the board of directors and chairman of the Committee for Security Matters and shall provide an appropriate defined period of time, in light of the circumstances, in which the Company shall be required to correct the violation or change the decision, to the extent possible.”

25B.	Approval of Certain Related Party Transactions

A transaction of the type described in Section 270(1) of the Companies Law i.e. a transaction with directors or officers or a transaction in which an officer or a director has a personal interest, provided that such transactions are in the Company’s ordinary course of business, are on market terms and are not likely to substantially influence the profitability of the Company, its assets or its liabilities, may be approved by the Audit Committee, without the need for Board of Director’s approval, or by the Board of Directors, subject to any applicable Law and any relevant stock exchange rule applicable to the Company.

26.	Chairman of the Board of Directors

26.1.	Appointment

26.1.1.	The Board of Directors shall choose one of its members to serve as the chairman of the Board of Directors, and shall set in the appointing resolution the term for his service.

26.1.2.	Unless otherwise provided in the appointing resolution, the chairman of the Board of Directors shall be chosen each and every calendar year at the first meeting of the Board of Directors held after the General Meeting in which Directors were appointed to the Company.

26.1.3.	In the event that the chairman of the Board of Directors ceases to serve as a Director in the Company, the Board of Directors in its first meeting held thereafter shall choose one of its members to serve as a new chairman who will serve in his position for the term set in the appointing resolution, and if no period is set, until the appointment of a chairman, as provided in this Article.

26.1.4.	In the event that the chairman of the Board of Directors is absent from a meeting, the Board of Directors shall choose one of the Directors present to preside at the meeting.

26.2.	Authority

26.2.1.	The chairman of the Board of Directors shall preside over meetings of the Board of Directors.

26.2.2.	In the event of a deadlock vote, the chairman of the Board of Directors shall not have an additional or casting vote.

26.2.3.	The chairman of the Board of Directors is entitled, at all times, at his initiative or pursuant to a resolution of the Board of Directors, to require reports from the General Manager in matters pertaining to the business affairs of the Company.

26.3.	Reservations with Regard to Actions of the Chairman of the Board of Directors

26.3.1.	The chairman of the Board of Directors shall not serve as the General Manager of the Company, unless he is appointed in accordance with the provisions of Article 27.2 below.

26.3.2.	The chairman of the Board of Directors shall not serve as a member of the Audit Committee.

Chapter Five – Officers who are not Directors, and the Auditor

27.	The General Manager

27.1.	The Appointment and Dismissal of the General Manager

27.1.1.	The Board of Directors shall appoint a General Manager for a fixed period of time or for an indefinite period of time. The Board of Directors may appoint more than one General Manager.

27.1.2.	The compensation and employment conditions of the General Manager shall be determined by the Board of Directors in any manner it deems fit. Where the compensation of the General Manager is regarded by the Board of Directors in accordance with the Company Law as an “exceptional transaction” and also in cases of the granting of a release, insurance, liability for indemnification or indemnification given by a permit, said compensation requires the prior approval of the audit committee.

27.1.3.	The Board of Directors may from time to time remove the General Manager from his office or dismiss the General Manager and appoint another or others in his stead.

27.2.	The Chairman of the Board of Directors as the General Manager

27.2.1.	The General Meeting of the Company is entitled to authorize the chairman of the Board of Directors to fulfil the position of the General Manager and to exercise his authority, so long as the majority of the votes in the General Meeting adopting such a resolution include at least two thirds of the votes of Shareholders present and entitled to vote at the meeting who are not controlling Shareholders of the Company as defined in the Companies Law or representatives of any of them. “Abstain” votes shall not be taken into account in the counting of the votes of the Shareholders.

27.2.2.	The validity of a resolution provided in Article 27.2.1 above is restricted to a maximum period of three years from the date of the adoption of the resolution by the General Meeting. In the event that no period was set in the resolution, the period shall be deemed to be for three years. Prior to the completion of the three year period, as aforesaid, and even after the end of this period, the General Meeting is entitled to extend the validity of such resolution.

27.2.3.	A resolution, as stated, may relate to the authority of the chairman of the Board of Directors, generally, or to a specific person who is serving as the chairman of the Board of Directors.

27.3.	The Authority of the General Manager and Subordination to the Board of Directors

27.3.1.	The General Manager is responsible for the day-to-day management of the affairs of the Company within the framework of the policy set by the Board of Directors and subject to its instructions.

The General Manager shall have all administrative and operational authority which were not conferred by Law or pursuant to these Articles of Association to any other corporate organ of the Company, and he shall be under the supervision of the Board of Directors and subject to its instructions.

The General Manager shall appoint and dismiss officers of the Company, with the exception of Directors, and he shall also determine the terms of their employment, unless otherwise resolved by the Board of Directors and provided, however, that the appointment and dismissal of senior managers of the Company shall require consultation with and approval by the Board of Directors.

27.3.2.	The Board of Directors may instruct the General Manager on how to act with respect to a certain issue. If the General Manager fails to fulfil the instruction, the Board of Directors may exercise the required authority in order to act in the place of the General Manager.

The Board of Directors may assume the authority granted to the General Manager, either with respect to a certain issue or for a certain period of time.

27.3.3.	In the event that the General Manager is unable to exercise his authority, the Board of Directors may exercise such authority in his stead, or authorize another to exercise such authority.

27.4.	Reporting Duties of the General Manager

The General Manager is obligated to notify the chairman of the Board of Directors of any exceptional matter which is material to the Company, or of any material deviation by the Company from the policy set by the Board of Directors. In the event that the Company shall be without a chairman of the Board of Directors for whatever reason the General Manager shall notify all the members of the Board of Directors, as aforesaid. The General Manager shall deliver to the Board of Directors reports on issues, at such time and in such scope, as is determined by the Board of Directors.

27.5.	Delegating Authority of the General Manager

The General Manager, upon approval of the Board of Directors, may delegate to his subordinates any of his authority. However, such delegation of authority shall not release the General Manager from his liability.

28.	The Corporate Secretary, Internal Controller and Other Officers of the Company

28.1.	The corporate secretary

28.1.1.	The Board of Directors is entitled to appoint a corporate secretary on terms it deems fit, joint secretaries, sub–secretaries and to determine the areas of their functions and authorities.

28.1.2.	In the event that no corporate secretary has been appointed, the General Manager or anyone authorized by him shall fulfil the functions assigned to the corporate secretary, in accordance with any Law, to these Articles of Association and the resolutions of the Board of Directors.

28.1.3.	The corporate secretary shall be responsible for all documents which are kept at the Office, as stated in Section 124 of the Companies Law, and he shall manage all the registries maintained by the Company in accordance with the Law or Companies Law.

28.2.	Internal Controller

28.2.1.	The internal controller of the Company shall report to the chairman of the Board of Directors.

28.2.2.	The internal controller shall file with the Board of Directors a proposal for an annual or other periodic work plan, which shall be approved by the Board of Directors, subject to any changes it deems fit.

28.3.	Other Officers of the Company

The Board of Directors may decide that in addition to the General Manager and the corporate secretary, other officers may be appointed, whether generally or for a specific issue. In such event, the Board of Directors shall appoint the officer, define his position and authority, and set his compensation and terms of employment.

The Board of Directors is entitled to authorize the General Manager to fulfil any or all of its authorities, as stated.

29.	The Auditor

29.1.	The Shareholders at the Annual Meeting shall appoint an auditor for a period until the close of the following Annual Meeting. The Annual Meeting may appoint an auditor for a period not to extend beyond the close of the third Annual Meeting following the Annual Meeting in which he was appointed. In the event that the auditor was appointed for said period, the Annual Meeting shall not address the appointment of the auditor during said period, unless a resolution is adopted with respect to the termination of his service.

29.2.	The General Meeting is entitled at all times to terminate the service of the auditor or to decide not to renew it.

29.3.	The Board of Directors shall determine the compensation of the auditor of the Company and it shall report in that respect to the Annual Meeting of the Company.

29.4.	The Board of Directors shall set the compensation of the auditor for additional services which are not regarded as oversight activities, and it shall report in this respect at the Annual Meeting of the Company.

Chapter Six – The Share Capital of the Company and its Distribution

30.	Permitted Distributions

30.1.	Definitions

In this Chapter, the following terms shall be construed, in accordance with their definition in Sections 301 and 302 of the Companies Law: “distribution”, “acquisition”, “profits”, “profit test”, “adjusted financial statements” and “balances”.

30.2.	Distribution of Profits

The Company shall not make any distribution except from its profits, provided that the Company shall not make any distribution if there is a reasonable fear that such distribution shall preclude the Company from having the ability to meet its present and anticipated liabilities, as they become due. Notwithstanding the aforesaid, the Company, with the approval of the Court, is entitled to make a distribution which fails to meet the profit test.

30.3.	Allotment for a Consideration Below the Par Value

In the event the Board of Directors decides to allot Shares having a par value, for consideration which is less than their par value, including Bonus Shares, the Company shall convert into share capital from its profits, premium on its Shares, or any other source, included in its shareholders equity, as stated in its most recent Financial Statements, an amount equal to the difference between the par value and the consideration.

Even if the aforesaid is not done, with the approval of the Court, the Company shall be entitled to make an allotment of Shares, for consideration which is less than their par value.

31.	Dividends and Bonus Shares

31.1.	Right to Dividends or Bonus Shares

31.1.1.	A Shareholder of the Company shall have the right to receive dividends or Bonus Shares, if the Company so decides in accordance with Article 31.2 below, consistent with the rights attaching to such Shares.

31.1.2.	Dividends or Bonus Shares shall be distributed or allotted to those who are registered in the Shareholder Register on the date of the resolution approving the distribution or allotment or upon a latter date, if another date is determined for this purpose in same resolution (hereinafter: the “Determining Date”).

31.1.3.	In the event that the share capital of the Company consists of Shares having various par values, dividends or Bonus Shares shall be distributed in proportion to the par value of each Share.

31.1.4.	Subject to special rights conferred upon Shares in accordance with the conditions of their allotment, profits of the Company which the Company decides to distribute as a dividend or as Bonus Shares shall be paid in proportion to the amount which was paid or credited on the account of the par value of the Shares, held by the Shareholder.

31.1.5.	In the event that it was not otherwise determined in the conditions applicable to the allotment of the Shares or in a resolution of the General Meeting, all the dividends or Bonus Shares with respect to Shares, which were not fully paid within the period in which the dividends or Bonus Shares are paid, shall be paid in proportion to the amounts which were actually paid or credited as paid on the par value of the Shares during any part of said period (pro rata temporis).

31.2.	Resolution of the Company with Respect to a Dividend or Bonus Shares

31.2.1.	The Authority to Distribute Dividends or Bonus Shares

The resolution of the Company on the distribution of a dividend or Bonus Shares to be distributed to the Shareholders according to their respective rights and benefits, and on their time of payment, shall be made by the Board of Directors.

31.2.2.	Funds

The Board of Directors may, in its discretion, allocate to special funds any amount whatsoever from the profits of the Company or from the revaluation of its assets or its relative share in the revaluation of assets of “branch companies,” and also to determine the designation of these funds.

31.3.	The Payment of Dividends

31.3.1.	Manner of Payment

Unless otherwise provided in the resolution with respect to the distribution of the dividend, the Company may pay any dividend with the withholding of any tax required by Law, by way of a cheque to the order of the beneficiary alone, which should be sent by means of registered mail to the registered address of the Shareholder entitled thereto, or by way of a bank transfer. Any cheque, as stated, shall be drawn up to the order of the person to whom it is intended.

In the event of registered joint holders, the cheque shall be passed to the same Shareholder whose name is registered first in the Shareholder Register with respect to the joint holding.

The sending of a cheque to a person whose name is registered in the Shareholder Register as the holder of the Share upon the Determining Date or, in the case of joint holders, to any of the joint holders, shall serve as evidence with respect to all the payments made in connection with same Shares.

The Company may decide that a cheque under a certain amount shall not be sent and the amount of the dividend which was supposed to be paid shall be deemed to be an unclaimed dividend.

31.3.2.	An Unclaimed Dividend

The Board of Directors is entitled to invest the amount of any unclaimed dividend for one year after it was declared or to utilize it in any other manner to the benefit of the Company until it is claimed. The Company shall not be obligated to pay interest or Linkage on an unclaimed dividend.

31.3.3.	Specific Dividend

In the event the Company declares a dividend, as provided in Article 31.2.1 above, it may decide that same dividend shall be paid, entirely or partially, by way of the distribution of certain assets, including fully paid Shares or bonds of any other company or in any combination of these assets.

31.4.	Manner of Capitalization of Profits and the Distribution of Bonus Shares

31.4.1.	Subject to the provisions of Article 30 above in the event of a capitalization of profits and distribution of Bonus Shares, the undistributed profits of the Company, or premium on Shares, or funds derived from the revaluation of the assets of the Company, or funds derived on the basis of equity from the profits of “branch companies,” or from the revaluation of assets of “branch companies” and capital redemption funds shall be capitalized and distributed among the Shareholders entitled thereto, as per the provisions of Article 31.1 above, to be held by the shareholders as capital, and that this capital, entirely or partially, shall be used on behalf of same Shareholders as full payment, whether according to the par value of the Shares or together with premium decided upon, for Shares to be distributed accordingly, and that this distribution or payment shall be received by same Shareholders as full consideration for their portion of the benefit in the capitalized amount, as determined by the Board of Directors.

The provisions of this chapter six shall also apply to the distribution of bonds.

31.4.2.	The Company, in the resolution with respect to the distribution of Bonus Shares, is entitled in accordance with the recommendation of the Board of Directors, to decide that the Company shall transfer to a special fund, designated for the future distribution of Bonus Shares, an amount the capitalization of which shall be sufficient in order to allot to anyone having at such time a right to acquire Shares of the Company (including a right which can be exercised only upon a later date), Bonus Shares at the par value which would have been due to him had he exercised the right to acquire the Shares shortly before the Determining Date, at the price of the right in effect at such time. In the event that after the Determining Date, the holder of said right shall exercise his right to acquire the Shares or any part of them, the Board of Directors shall allot to him fully paid Bonus Shares at such par value and of such class, which would have been due to him had he exercised shortly before the Determining Date the right to acquire those Shares he actually acquired, by way of an appropriate capitalization made by the Board of Directors out of the special fund, as aforesaid. For the purpose of the determination of the par value of the Bonus Shares which are to be distributed, any amount transferred to the special fund, with respect to a previous distribution of previous Bonus Shares shall be viewed as if it had already been capitalized and that Shares entitling the holders to the right to acquire Shares of the Company were already allotted as Bonus Shares.

31.4.3.	Upon the distribution of Bonus Shares, each Shareholder of the Company shall receive Shares of a uniform class or of the class which confers on its holder the right to receive the Bonus Shares, as determined by the Board of Directors.

31.4.4.	For purposes of carrying out any resolution pursuant to the provisions of Article 30, the Board of Directors may settle, as it deems fit, any difficulty arising with regard to the distribution of Bonus Shares, and, in particular, to issue certificates for fractions of Shares and sell such fractions of Shares, in order to pay their consideration to those entitled thereto, and also to set the value for the distribution of certain assets and to decide that cash payments shall be paid to the Shareholders on the basis of the value determined in such a way, or that fractions whose value is less than NIS 0.01 shall not be taken into account, pursuant to the adjustment of the rights of all parties. The Board of Directors may pay cash or convey these certain assets to trustees in trust in favor of those people who are entitled to a dividend or to a capitalized fund, as the Board of Directors shall deem beneficial.

32.	Acquisition of Shares

32.1.	The Company is entitled to acquire or to finance an acquisition, directly or indirectly, of Shares of the Company or securities convertible into Shares of the Company or which could be exercised into Shares of the Company, including incurring an obligation to take any of these actions, subject to the fulfillment of the conditions of a permissible distribution, as stated in Article 30 above.

32.2.	In the event that the Company acquired any of its Shares, such a Share shall become a dormant Share, and shall not confer any rights, so long as it is in the holding of the Company.

32.3.	A subsidiary or another corporation in the control of the Company is entitled to acquire Shares of the Company or securities convertible into Shares of the Company or which can be exercised into Shares of the Company, including an obligation to take any of these actions, to the same extent the Company may make a distribution, so long as the board of directors of the subsidiary or the managers of the acquiring corporation have determined that had the acquisition of the Shares been carried out by the Company it would have been regarded as a permissible distribution, as specified in Article 30 above. Notwithstanding the foregoing, an acquisition by a subsidiary or by another corporation in the control of the Company, which is not fully-owned by the Company, will be considered a distribution of an amount equal to the product of the amount acquired multiplied by the percentage of the rights in the capital of the subsidiary or in the capital of said corporation which is held by the Company.

32.4.	In the event that a Share of the Company is acquired by a subsidiary or by a corporation in the control of the Company, the Share shall not confer any voting rights, for so long as said Share is held by the subsidiary or by said controlled corporation.

Chapter Seven – Insurance, Indemnification and Release of Officers

33.	Insurance of Officers

33.1.	The Company may insure the liability of an officer in the Company, to the fullest extent permitted by Law.

33.2.	Without derogating from the aforesaid, the Company may enter into an insurance contract and/or arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of an officer in the Company, resulting directly or indirectly from an action or inaction by him (or together with other officers of the Company) in his capacity as an officer in the Company, for any of the following:

33.2.1.	The breach of the duty of care toward the Company or toward any other person;

33.2.2.	The breach of the duty of loyalty toward the Company provided the officer has acted in good faith and had reasonable grounds to assume that the action would not harm the Company; and

33.2.3.	A financial liability imposed on him in favor of another person.

33.2.4.	Any other matter in respect of which it is permitted or will be permitted under Law to insure the liability of an officer in the Company.

34.	Indemnification of Officers

34.1.	The Company may indemnify an officer in the Company.to the fullest extent permitted by Law. Without derogating from the aforesaid, the Company may indemnify an officer in the Company as specified in Articles 34.2 through 34.4 below.

34.2.	Indemnification in Advance

The Company may indemnify an officer in the Company for liability or expense he incurs or that is imposed on him in consequence with an action or inaction by him (or together with other officers of the Company) in his capacity as an officer in the Company, as follows:

34.2.1.	Any financial liability he incurs or is imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by the Court.

34.2.2.	Reasonable litigation expenses, including legal fees, incurred by the officer or which he was ordered to pay by the Court, in the context of proceedings filed against him by the Company or on its behalf or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of an offense which does not require criminal intent.

34.2.3.	Reasonable litigation expenses, including legal fees, incurred by the officer due to such investigation or proceeding conducted against him by an authority authorized to conduct an investigation or proceeding, and which was ended without filing an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding, or that was ended without filing an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms in the Law.

34.2.4.	Any other liability or expense in respect of which it is permitted or will be permitted under Law to indemnify an officer in the Company.

34.3.	Indemnification in Advance

The Company may undertake in advance to indemnify an officer of the Company in respect of the following matters:.

34.3.1.	Matters as detailed in Article 34.2.1 provided however, that the undertaking to indemnify is restricted to events which in the opinion of the Board of Directors are anticipated in light of the Company’s activities at the time of granting the obligation to indemnify, and is limited to a sum or measurement determined by the Board of Directors to be reasonable in the circumstances. The undertaking to indemnify shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement which the Board of Directors determined to be reasonable in the circumstances.

34.3.2.	Matters as detailed in Article 34.2.2 and 34.2.3.

34.3.3.	Any other matter permited by Law.

34.4.	Indemnification after the Fact

The Company may indemnify an officer in the Company for all kinds of events, retrospectively, subject to any applicable Law

35.	Release of Officers

35.1.	The Company shall not release an officer from his liability for a breach of the duty of care toward the Company, other than in accordance with the provisions of this Article.

35.2.	The Company may release an officer in the Company, in advance, from his liability, entirely or partially, for damage in consequence of the breach of the duty of care toward the Company.

35.3.	Notwithstanding the foregoing, the Company may not release an officer from his liability, resulting from any of the following events:

35.3.1.	The breach of the duty of loyalty toward the Company.

35.3.2.	The breach of the duty of care made intentionally or recklessly (“pezizut”);

35.3.3.	An intentional act intended to unlawfully yield a personal profit;

35.3.4.	A criminal fine or a penalty imposed on him.

Chapter Eight – Liquidation and Reorganization of the Company

36.	Liquidation

36.1.	In the event that the Company is liquidated, whether voluntarily or otherwise, the liquidator, upon the approval of an Extraordinary Meeting, may make a distribution in kind to the Shareholders of all or part of the property of the Company, and he may with a similar approval of the General Meeting, deposit any part of the property of the Company with trustees in favor of the Shareholders, as the liquidator with the aforementioned approval, deems fit.

36.2.	The Shares of the Company shall confer equal rights among them with respect to capital amounts which were paid or which were credited as paid on the par value of the Shares, in all matters pertaining to the refund of the capital and to the participation in the distribution of the balance of the assets of the Company in liquidation.

37.	Reorganization

37.1.	Upon the sale of the property of the Company, the Board of Directors or the liquidators (in case of a liquidation), if they are so authorized by a resolution of the General Meeting of the Company adopted with a Special Majority, may receive fully or partially paid up Shares, bonds or securities of another company, either Israeli or foreign, whether incorporated or which is about to incorporated for the purpose of acquiring property of the Company, or any part thereof, and the Directors (if the profits of the Company allow for it) or the liquidators (in case of a liquidation) may distribute among the Shareholders the Shares or the securities mentioned above or any other property of the Company without selling them or depositing them with trustees on behalf of the Shareholders.

37.2.	The General Meeting may, pursuant to a resolution adopted by a Special Majority, decide on the valuation of the securities or of the aforementioned property at a price and in the same manner as it deems appropriate and all the Shareholders shall be obligated to accept any valuation or distribution, authorized in accordance with the foregoing and to waive their rights in this matter, unless the Company is about to liquidate or is in a liquidation process, of same lawful rights (if any) which according to the provisions of the Law should not be altered or denied.

Chapter Nine – Miscellaneous

38.	Notices

38.1.	A notice or other document may be sent by the Company to any Shareholder appearing in the Shareholder Register of the Company either personally or by way of sending by registered mail, at the registered address of the Shareholder in the Shareholder Register, or at such address as the Shareholder shall have provided in writing to the Company as the address for the delivery of notices.

38.2.	All the notices to be given to Shareholders, shall, in respect of Shares held jointly, be given to the person whose name is mentioned first in the Shareholder Register, and any notice given in such a manner shall be viewed as a sufficient notice to all the joint Shareholders.

38.3.	Any Shareholder registered in the Shareholder Register, with an address, whether in Israel or overseas, is entitled to receive, at such address, any notice he is entitled to receive in accordance with the Articles of Association or according to the provisions of the Law. Unless otherwise stated above, no person who is not registered in the Shareholder Register shall be entitled to receive any notices from the Company.

38.4.	Any notice or other document which is sent to a Shareholder in accordance with these Articles of Association shall be considered lawfully sent with respect to all the Shares held by him (whether with respect to Shares held by him alone or held by him jointly with others) even if same Shareholder had died by that time or had become bankrupt or had received an order for its liquidation or if a trustee or a liquidator or a receiver was appointed with respect to his Shares (whether the Company was aware of it or not) until another person is registered in the Shareholder Register in his stead, as the holder thereof. The sending of a notice or other document, as aforesaid, shall be viewed as a sufficient sending to any person having a right in these Shares.

38.5.	Any notice or other document which was sent by the Company via registered mail, to an address in Israel, shall be considered sent within 72 hours from its posting at the post office. In order to prove sufficient sending, it is enough to show that the letter containing the notice or the document was addressed to the correct address and was posted at the post office.

38.6.	Any accidental omission with respect to the giving of a notice of a General Meeting to any Shareholder or the non-receipt of a notice with respect to a meeting or any other notice on the part of whatever Shareholder shall not cause the cancellation of a resolution taken at that meeting, or the cancellation of processes based on such notice.

38.7.	Any Shareholder and any member of the Board of Directors may waive his right to receive notices or waive his right to receive notices during a specific time period and he may consent that a General Meeting of the Company or a meeting of the Board of Directors, as the case may be, shall be convened and held notwithstanding the fact that he did not receive a notice with respect to it, or notwithstanding the fact that the notice was not received by him within the required time, in each case subject to the provisions of any Law prohibiting any such waiver or consent.

Chapter 10 – Intentionally Deleted

39.	Intentionally Deleted

40.	Intentionally Deleted

41.	Intentionally Deleted

42.	Intentionally Deleted

Chapter 11 – Compliance with the License /
Limitations on Ownership and Control

43.	Compliance

The Shareholders and the Company shall at all times comply with the terms of the License and of any other telecommunications license held by the Company. Nothing herein shall be construed as requiring or permitting the performance of any acts which are inconsistent with the terms of the License and of any other telecommunications license held by the Company. If any article of these Articles shall be found to be inconsistent with the terms of the License and of any other telecommunications license held by the Company, the provisions of such Article shall be null and void, but the validity, legality or enforceability of provisions of the other Articles shall not be affected thereby.

44.	Limitations on Ownership and Control

44.1.	This Article is to ensure that so long as and to the extent that any Operating Right is conditional on or subject to any conditions or restrictions relating to ownership or control over the Company imposed by the Ministry, the Company is so owned and controlled. This Article shall not affect or influence in any way the interpretation or application of Article 10A.

44.2.	In this Article:

“Affected Share” means any Share determined to be dealt with as such pursuant to Article 44.4;

“Affected Share Notice” means a notice in writing served in accordance with Article 44.5;

“Depositary” means a custodian or other person appointed under contractual arrangements with the Company (or a nominee for such custodian or other person) whereby such custodian or other person holds or is interested in Shares and which issues securities evidencing the right to receive such Shares;

“Depositary Receipts” means receipts or similar documents of title issued by or on behalf of a Depositary;

“Depositary Shares” means the Shares held by a Depositary or in which a Depositary is interested in its capacity as a Depositary;

“Intervening Act” means the refusal, withholding, suspension or revocation of any Operating Right applied for, granted to or enjoyed by the Company, or the imposition of any conditions or limitations upon any such Operating Right which materially inhibit the exercise thereof, in either case by any state, authority or person (including the Ministry) by reason of the activities of persons holding Shares in and/or controlling the Company;

“Ministry” means the Ministry of Communications and/or Minister of Communications;

“Operating Right” means all or any part of any authority, permission, licence or privilege applied for, granted to or enjoyed by the Company, including the Licence, for the establishment, subsistence, maintenance and operation of a mobile radio telephone system using the cellular method and the provision of mobile radio telephone services to the public in Israel;

“Permitted Maximum” means the maximum aggregate permitted number of Relevant Shares specified by the Board of Directors in accordance with the terms of the Licence, any other requirements of the Ministry and any relevant requirements of Law;

“Relevant Person” means:

(a)	any person who, without the approval of the Ministry, acquires, directly or indirectly, any Means of Control (as defined in the Licence) in breach of Section 21 of the Licence other than a person who falls within Article 10A; or

(b)	any Interested Party (as defined in the Licence) who, or who has an Officer Holder (as defined in the Licence) who, is in breach of Sections 23 or 24 of the Licence other than a person who falls within Article 10A;

“Relevant Share” means any Share (other than a Share removed from the Relevant Shares Register (defined in Article 44.3.2) pursuant to Article 44.3.5), in which a Relevant Person has an interest or which is declared to be a Relevant Share pursuant to Article 44.3.4;

44.3.

44.3.1.	The Board of Directors shall not register a person as a holder of a Share unless the person has given to the Board of Directors a declaration (in a form prescribed by the Board of Directors) signed by him or on his behalf, stating his name, nationality, that he is not a Relevant Person falling within paragraphs (c) or (d) of the definition of that term and other information required by the Board of Directors.

44.3.2.	The Board of Directors shall maintain a register (the “Relevant Shares Register”), in which shall be entered particulars of any Share which has been:

(a)	acknowledged by the holder (or by a joint holder) to be a Relevant Share;

(b)	declared to be a Relevant Share pursuant to Article 44.3.4; or

(c)	determined to be an Affected Share pursuant to Article 44.4.2.;

and which has not ceased to be a Relevant Share. The particulars in the Relevant Shares Register in respect of any Share shall include the identity of the holder or joint holders and information requested by and supplied to the Board of Directors.

44.3.3.	Each registered holder of a Share which has not been acknowledged to be a Relevant Share who becomes aware that such Share is or has become a Relevant Share shall forthwith notify the Company accordingly.

44.3.4.	The Board of Directors may notify in writing the registered holder of a Share which is not in the Relevant Shares Register and appears to be a Relevant Share, requiring him to show that the Share is not a Relevant Share. Any person to whom such notice has been issued may within 21 clear days after the issue of the notice (or such longer period as the Board of Directors may decide) represent to the Board of Directors why such Share should not be treated as a Relevant Share but if, after considering such representations and other relevant information, the Board of Directors is not so satisfied, it shall declare such Share to be a Relevant Share and treat it as such.

44.3.5.	The Board of Directors shall remove a Relevant Share from the Relevant Shares Register if the holder of the Relevant Share gives to the Board of Directors a declaration (in a form prescribed by the Board of Directors), together with such other evidence as the Board of Directors may require, which satisfies it that such Share is no longer, or should not be treated, as a Relevant Share.

44.4.

44.4.1.	Article 44.4.2 shall apply for so long as the Company holds or enjoys any Operating Right where the Board of Directors determines that it is necessary to take steps to protect any Operating Right because an Intervening Act is contemplated, threatened or intended, may take place or has taken place;

44.4.2.	Where a determination has been made under Article 44.4.1, the Board of Directors shall take such of the following steps as they consider necessary or desirable to overcome, prevent or avoid an Intervening Act:

44.4.2.1.	the Board of Directors may remove any Director from office, by a resolution passed by a majority of 75 per cent or more of the other Directors present and voting at the relevant meeting;

44.4.2.2.	the Board of Directors may seek to identify those Relevant Shares which gave rise to the determination under Article 44.4.1 and by a resolution passed by a majority of 75 per cent or more of the Directors present and voting at the relevant meeting deal with such Shares as Affected Shares; and

44.4.2.3.	when the aggregate number of Relevant Shares in the Relevant Shares Register exceeds the Permitted Maximum, the Board of Directors may deal with the Relevant Shares which it decides, by a resolution passed by a majority of 75 per cent or more of the Directors present and voting at the relevant meeting, are in excess of the Permitted Maximum as Affected Shares.

44.5.	The Board of Directors shall give an Affected Share Notice to the registered holder of any Affected Share and state that Article 44.6 is to be applied forthwith in respect of such Affected Share. The registered holder of the Affected Share may within 21clear days after the issue of the notice (or such longer period as the Board of Directors may decide) represent to the Board of Directors why such Share should not be treated as an Affected Share and if, after considering such representations and other relevant information, the Board of Directors considers that the Share should not be treated as an Affected Share it shall forthwith withdraw the Affected Share Notice and Article 44.6 shall no longer apply to the Share.

44.6.	An Affected Share in respect of which an Affected Share Notice has been served shall be treated as a dormant share (as defined in section 308 of the Companies Law) except that the registered holder of the Affected Share shall continue to have the right to receive dividends and other distributions of the Company and participate in bonus or rights issues of the Company in respect of such Share.

44.7.	In deciding which Shares are to be treated as Affected Shares, the Board of Directors shall have regard to the Relevant Shares which in its opinion have directly or indirectly caused the determination under Article 44.4 and the chronological order in which Relevant Shares have been entered in the Relevant Shares Register (and accordingly treat as Affected Shares those Relevant Shares entered in the Relevant Shares Register most recently) except where such criterion would in their opinion be inequitable, in which event the Board of Directors shall apply such other criterion or criteria as they may consider appropriate.

44.8.	Subject to the other provisions of this Article 44, the Board of Directors shall be entitled to assume without enquiry that:

44.8.1.	all Shares not in the Relevant Shares Register and not falling within clause 44.8.2 are neither Relevant Shares nor Shares which would be or be capable of being treated as Affected Shares; and

44.8.2.	all or some specified number of the Shares are Relevant Shares falling within paragraphs (a)-(b) in the definition of that term if they (or interests in them) are held by a Depositary, trustee, registration or nominee company or other agent unless and for so long as, in respect of any such Shares, it is established to their satisfaction that such Shares are not Relevant Shares.

44.9.	Any resolution or determination of, or any decision or the exercise of any discretion or power by, the Board of Directors or any one of the Directors under this Article 44 shall be final and conclusive.

44.10.

44.10.1.	On withdrawal of the determination under Article 44.4.1, the Board of Directors shall cease to act pursuant to such determination and inform every person on whom an Affected Share Notice has been served that Article 44.6 no longer applies in respect of such Share. The withdrawal of such a determination shall not affect the validity of any action taken by the Board of Directors under this Article whilst that determination remained in effect and such actions shall not be open to challenge on any ground whatsoever.

44.10.2.	The Board of Directors shall, so long as it acts reasonably and in good faith, be under no liability to the Company or to any other person for failing to treat any Share as an Affected Share or any person as a Relevant Person in accordance with this Article and it shall not be liable to the Company or any other person if, having acted reasonably and in good faith it determines erroneously that any Share is an Affected Share, or any person is a Relevant Person or on the basis of such determination or any other determination or resolution, they perform or exercise their duties, powers, rights or discretions under this Article in relation to such Share.

44.11.	A person who has an interest in Shares by virtue of having an interest in Depositary Receipts shall be deemed to have an interest in the number of Shares represented by such Depositary Receipts and not (in the absence of any other reason why he should be so treated) in the remainder of the Depositary Shares held by the relevant Depositary.

Annex “D”

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1	A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2	Any of the said Means of Control, or a part of them, in the Licensee, may not be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3	No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	Subject to what is stated above in this Paragraph, no Means of Control shall be transferred, either directly or indirectly, in a way that will cause the share of an MRT Operator in the Licensee to be reduced from twenty-five (25%) of the voting rights in the general meeting and of the right to appoint a Director or General Manager, unless five (5) years have elapsed from the date of License award; if five (5) years have elapsed from the date of License award, an MRT Operator’s share may decrease from twenty-five percent (25%) to the extent of selling the entire Means of Control held by it to another, all subject to the approval of the Minister both for the reduction in the MRT Operator’s share of the Means of Control in the Licensee, and with regard to the buyer; for the matter of this Paragraph, “MRT Operator” has the same meaning as set out in Paragraph 14.1B.

21.5	[1]Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

1  Amendment No. 3

21.6	Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee[2].

21.7	(a)	Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)	Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)	A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)	No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

2  Amendment No. 4

For the purposes of this clause:

“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8	For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes[3] reduces to less than 26% [4][5][6] of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

‘For the purpose of this article: “Founding Shareholders or their Substitutes”- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister’s consent, before 4.7.2004 (each of the above entities shall be termed “Founding Shareholder”), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder’s substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister[7]. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister’s consent for every transfer of the Means of Control in the Licensee that requires the Minister’s consent in accordance with any other article in the License.[8]

3  Amendment No. 25

4  Amendment No. 9

5  Amendment No. 28

6 Amendment No. 31

7  Amendment No. 31

8  Amendment No. 25

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.[9]

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes[10]

22A.1.	The total cumulative holdings of the “Founding Shareholders or their Substitutes”, as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of Control in the Licensee.

22A.2	The total cumulative holdings of “Israeli Entities”, one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

“Israeli Entity”- for an individual-an Israeli citizen or resident of Israel, For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter, “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

For this matter, “Dormant Shares”- as defined in Article 308 of the Companies Law, 5759-1999.

9  Amendment No. 31

10  Amendment No. 31- Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

22A.3	At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4	The Licensee’s Board of Directors shall appoint from among its members that have security clearance and security compatibility to be determined by the General Security Service (hereinafter: ” Directors with Clearance”) a committee to be designated “the Committee for Security Matters”, or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5	Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released from any liability for any claim of breach of duty of care towards the Licensee, if the breach of duty of care was a result of his or her inability to participate in the meetings or receive information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters

22A.7	(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, that has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required to fulfill his responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any entity that directly competes with the Licensee or has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer’s entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1	The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2	Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services; the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3	Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4	The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6	For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)	Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)	Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7	If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6; the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8	The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; [11]the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6.

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

11  Amendment No. 10

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION FROM THE BINDING
HEBREW VERSION OF DEED OF VOTE (KTAV HATZBA’A) REQUIRED BY
ISRAELI LAW]

Date: September 16, 2009

Partner Communications Company Ltd.
Deed of Vote

Part I

In accordance with the Companies Regulations (Deeds of Vote and Position Notices) of
2005

Name of the Company: Partner Communications Company Ltd. (the “Company”).

Type, date and place of meeting: Extraordinary General Meeting will be held on October 22, 2009 at 10:00 am. (Israel time), at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel. The telephone number for inquiries is #972-54-781-4191.

Pursuant to the Israeli Companies Law of 1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005 (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to items no. 1-4 on the agenda by an Hebrew form of deed of vote (ktav hatzba’a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”). For the shareholder’s convenience, items 5-6 on the agenda are also included in this document although said items are not subject to the Regulations Procedure.

The items on the agenda, subject to the Regulations Procedure:

1.	Approval of the appointment of Mr. Barry Ben-Zeev (Woolfson) as a new external director (Dahatz) and approval of his remuneration, indemnification and insurance.

The Board of Directors of the Company has resolved to recommend to the shareholders to appoint Mr. Barry Ben-Zeev (Woolfson) as an External Director (Dahatz) of the Company for a term of three years from his appointment.

Mr. Barry Ben-Zeev (Woolfson) has been providing strategic business consulting services since 2009. He served as the deputy-Chief Executive Officer and Chief Financial Officer of Bank Hapolaim in 2008. He joined the bank in 1976 and served in a variety of positions in the branch system and the international division including New York. He served in the following executive positions prior to becoming Deputy-Chief Executive Officer and Chief Financial Officer; Deputy-Chief Executive Officer, Head of International Private Banking during the years 2002-2006 and Deputy – Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. He also served as a member of the Board of Directors of the Tel-Aviv Stock Exchange during the years 2006-2007 and as the Chairman of Bank Hapolaim Switzerland and Poalim Asset Management during the years 2002-2006. He received his Bachelor’s degree in Economics and his Masters in Business Administration from Tel-Aviv University.

To the best knowledge of the Company and the Company’s Directors, Mr. Barry Ben-Zeev (Woolfson) is not a “Family Member” (as defined in the Securities Act of 1968) of another “Interested Party” (as defined in clause (1) of the definition in the Securities Act of 1968) in the Company.

Mr. Ben-Zeev (Woolfson) was determined by the Board of Directors to be one of the “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder and qualifies as an independent director according to U.S. law.

The Company wishes to remunerate Mr. Ben-Zeev (Woolfson) according to the “relative method” of remuneration under the Compensation Regulations (Rules for the Compensation and Expenses for an External Director), 2000, as amended (the “Compensation Regulations”), by paying Mr. Ben-Zeev (Woolfson) the same remuneration that the Company pays its two “other directors” (Messrs. Galil and Gissin) and its other External Director (Dr. Michael Anghel). Therefore, the Company wishes to pay Mr. Ben-Zeev (Woolfson), commencing from his appointment, an annual fee of NIS180,000 per annum and an attendance fee of NIS4,000 per meeting, applicable from the fifth meeting per year (whether participating in person, by means of communication, or in writing), linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to US$50,000 as previously approved by the shareholders (the “Remuneration”) plus reimbursement of certain expenses.

The shareholders of the Company have resolved in 2008 that, in the event options will be granted to Company’s directors, the Company will grant options to the External Directors in a manner complying with the Compensation Regulations. Such resolution will apply to Mr. Ben-Zeev (Woolfson).

The Audit Committee and the Board of Directors approved in the event of Mr. Ben-Zeev (Woolfson)‘s appointment: (i) the Remuneration of Mr. Ben-Zeev (Woolfson), and the reimbursement of expenses to him as set forth in the Compensation Regulations; and (ii) that Mr. Ben-Zeev (Woolfson) will benefit from the current D&O insurance policy of the Company and, in the event that either item 4 or 5 below is approved, such resolution will apply to him.

It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED, to appoint Mr. Ben-Zeev (Woolfson) as an External Director (Dahatz) of the Company, for a term of three years, in accordance with the Israeli Companies Law, commencing at the close of the EGM, or at 28 October, 2009, if the amendment of the Company’s Articles of Association under item 6 below is approved.

(ii)	RESOLVED, to approve the payment of the Remuneration and the reimbursement of expenses as set forth in the Compensation Regulations to Mr. Ben-Zeev (Woolfson). In the event that options will be granted to Company directors, the Company will grant options to Mr. Ben-Zeev (Woolfson) in a manner complying with the Compensation Regulations. Mr. Ben-Zeev (Woolfson) will benefit from the current D&O insurance policy of the Company and, in the event that either resolution 4 or 5 below is approved, such resolution will apply to Mr. Ben-Zeev (Woolfson).

(iii)	RESOLVED, that these resolutions are in the best interest of the Company”.

2.	A Conditional approval of a “Run-Off” Insurance Policy for Directors and other Office Holders of the Company.

The Israeli Companies Law and the Company’s Articles of Association authorize the Company to enter into an insurance contract, and/or arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of directors and other Office Holders (as defined in the Israeli Companies Law) of the Company for liabilities he or she incurs as a result of a direct or indirect action or inaction undertaken by such person (or together with other directors or officers of the Company) in his or her capacity as a director or officer of the Company with respect to matters permitted under the Israeli Companies Law.

Currently, the Company participates in a Directors’ and Officers’ Liability Insurance Policy procured by the Company’s indirect controlling shareholder, Hutchison Telecommunications International Limited and its participating subsidiaries, including the Company, as described in the Proxy Statement distributed with this Deed of Vote.

Upon consummation of the agreement entered into on August 12, 2009 between Advent Investments Pte Ltd. (“Advent”) and Scailex Corporation Ltd. (“Scailex”), for the acquisition by Scailex of 78,940,104 Ordinary Shares of the Company (the “Change of Control Transaction”), the current D&O policy will cease to apply to our directors and officers.

The Company wishes to conditionally adopt a “Run-Off” insurance policy (the “Run-Off Policy”) of up to US $100 million insurance cover for liability of the Company’s directors, officers and employees acting in their managerial and/or supervisory capacity for acts, errors or omissions carried out or suffered prior to the date of closing of the Change of Control Transaction, for a period of seven years from the consummation of the Change of Control Transaction and cancellation of Current D&O Policy. The net premium to be paid by the Company for such cover for the said seven year period, after deducting a pro-rata cancellation premium refund, shall not exceed U.S. $200,000.

The Audit Committee and the Board of Directors have approved, conditionally, the Run-Off Policy and resolved that the Run-Off Policy is in the best interest of the Company.

The Directors have noted that they all have a Personal Interest (as defined in the Israeli Companies Law) in this matter.

It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED, to approve the Run-Off Policy and the payment of a net premium therefor in an amount not exceeding U.S. $200,000, which shall become effective on, and be subject to, the consummation of the Change of Control Transaction.

(ii)	RESOLVED, that the resolution is in the best interest of the Company.”

3.	A Conditional approval of a Registration Right Agreement.

According to the existing Registration Rights Agreement of October 26, 1999 (the “Existing RRA”), the Company has granted its then principle founding shareholders a right to require the Company to register Ordinary Shares held by them under the US Securities Act of 1933 (the “US Securities Act”). In the Existing RRA, upon request from any of the principle shareholders (the “Demand Right”), the Company will file a registration statement under the US Securities Act to register the Ordinary Shares held by them, subject to a maximum request of one Demand Right in any six-month period and to certain other limitations. There is no limit to the number of registrations that can be requested under the Existing RRA. The minimum amount of shares that must be included in any registration that can be requested under the Existing RRA is 2.65% of the outstanding shares. The Company has also granted to each of the principle shareholders the right to include their Ordinary Shares in the registrations made by the Company.

The Existing RRA also provides that the Company will: (i) indemnify each selling shareholder and any underwriters against any liability arising as result of a material misstatement in, or omission from, the registration statement; and (ii) undertake certain other actions, as described in the Proxy Statement to which this Deed of Vote is attached.

The Existing RRA will terminate with respect to each shareholder upon the earlier of October 26,2009 and such time as that shareholder can sell its Ordinary Shares into the United States public market pursuant to an exemption from the registration requirements of the US Securities Exchange Act of 1934, without regard to holding period, volume or manner of sale limitations.

It is proposed that the Company will enter into a new conditional registration rights agreement (the “Proposed RRA”) with Scailex. The terms and conditions of the Proposed RRA shall be substantially similar to those of the Existing RRA, except that: (i) October 26, 2009 shall be substituted by a date which is five years from the consummation of the Change of Control Transaction; and (ii) other changes annotated on Annex “A” of the Proxy Statement distributed with this Deed of Vote.

The Audit Committee and the Board of Directors of the Company conditionally approved the Proposed RRA and resolved that the Proposed RRA is in the best interest of the Company since it will help to facilitate an orderly disposal of shares by the shareholder who will become a beneficiary of the Proposed RRA in consultation and coordination with the Company and will allow the Company to regulate disposals by such a shareholder during “blackout” periods as well as when the Company offers shares in the market.

The Directors have noted that the directors nominated by Advent shall be deemed, for the sake of being cautious, to have a Personal Interest (as defined in the Israeli Companies Law) in this matter.

It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED, to approve the Proposed RRA, which shall become effective on, and be subject to, the consummation of the Change of Control Transaction.

(ii)	RESOLVED, that the resolution is in the best interest of the Company.”

4.	Approval of the grant of Indemnification Letters to Directors of the Company.

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify directors and other Office Holders (as defined in the Israeli Companies Law) of the Company for liabilities or expenses he or she incurs as a result of action or inaction undertaken by such person (or together with other directors or officers of the Company) in his or her capacity as a director or officer of the Company for certain liabilities, as described in the Proxy Statement distributed with this Deed of Vote.

The Company wishes to issue to all current and future directors of the Company, serving the Company, or serving as directors or officers on behalf of the Company in other companies, (each an “Indemnified Person”), a new indemnification letter (the “Indemnification Letter”) substantially in the form attached as Annex “B” to the Proxy Statement distributed with this Deed of Vote. The aggregate indemnification amount payable by the Company to all the directors, officers and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by the Company in the future will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each as measured at the time of indemnification.

For the avoidance of doubt, in the event that at the EGM the resolution below will not be adopted, the current indemnification letters granted to any Indemnified Person shall remain in full force and effect.

The Audit Committee and the Board of Directors of the Company have approved the grant of the new Indemnification Letter to the Indemnified Persons.

The Directors have noted that they all have a Personal Interest (as defined in the Israeli Companies Law) in this matter.

It is proposed, in accordance with the Israeli Companies Law and the Company’s Articles of Association, that at the EGM the following resolution be adopted:

(i)	“RESOLVED, to approve the Company’s undertaking to indemnify each Indemnified Person, and to provide each such Indemnified Person with an Indemnification Letter substantially in the form attached [to the Proxy Statement] as Annex “B.”

(ii)	RESOLVED, that the resolution is in the best interest of the Company.”

For the Shareholders’ convenience, below are the items on the agenda, not subject to the Regulations Procedure:

5.	A conditional approval of a new “D&O” insurance policy (to be entered into at a later date) to Directors and Officers of the Company; and

6.	Amendment of certain provisions in the Company’s Articles of Association.

For further details in respect of the items above and the complete wording of the proposed resolutions, kindly see the Proxy Statement distributed with this Deed of Vote by the Company on September 16, 2009.

Place and time for review of the full wording of the proposed resolutions:
The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9a.m. to 5p.m. (Israel time) following coordination at telephone number +972-54-7814191, until the time of the General Meeting, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for each of the items on the agenda:
The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter is required for the approval of the item covered by the Regulations Procedure (item 1); provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not constituting, or acting on behalf of, “Controlling Parties” (as stated in the Israeli Companies Law) in the Company, which votes shall not include abstaining votes; (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter is required for the approval of the items covered by the Regulations Procedure (items 2-4); provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not having a Personal Interest (as defined in the Israeli Companies Law) in the approval of the transaction, which votes shall not include abstaining votes or; (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

The vote of holders of a majority of Ordinary Shares is required for the approval of item no 5, to which the Regulations Procedure does not apply.

The vote of the holders of seventy five percent (75%) of the Ordinary Shares is required for the approval of item no 6, to which the Regulations Procedure does not apply.

Notice of disclosure in respect of Personal Interest and Controlling Interest in the Company and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether the shareholder is, or is acting on behalf of, a “Controlling Party” (as stated in the Israeli Companies Law). If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of item no. 1 on the agenda.

In the second part of this Deed of Vote there is a designated space for marking and detailing whether a personal interest exists in the resolution as set in Section 275 of the Israeli Companies Law. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of items no. 2-4 on the agenda.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s License (as defined below). If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:
Deed of Vote submitted by shareholders who hold their shares through a member in the Tel- Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

A Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s office no later than seventy two hours prior to the time of the meeting.

The Company’s address for submission of Deeds of Vote and Position Notices is:
Vice President – Legal and Regulatory Affairs and Joint Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly “deed of vote” or “position paper” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:
The deadline for submission of Position Notices by the shareholders in respect of items no. 1-4 in the agenda is: October 3, 2009.

The deadline for submission of the Board of Directors’ response to Position Notices is: October 9, 2009.

The Deed of Vote and Position Notices (if any) are available at the following websites:
Israel Securities Authority website: www.magna.isa.gov.il
Tel Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:
A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that the shareholder is not interested in receipt of such link or is interested in receipt of Deeds of Vote by mail (for consideration). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of September 13, 2009 the amount of shares equivalent to five percent of the Company’s voting rights is: 7,703,349 Ordinary Shares NIS 0.01 par value each.

As of September 13, 2009, the amount of shares equivalent to five percent of the Company’s voting rights not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 3,756,343 Ordinary Shares NIS 0.01 par value each.

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder’s vote regarding each item on the agenda, to which the Regulations Procedure applies (items 1-4), in the second part of this Deed of Vote.

Partner Communications Company Ltd.

Date: _______ __, 2009

Deed of Vote

Part II

In accordance with Regulation 5(a) of the Companies Regulations (Deeds of Vote and
Position Notices) of 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)

The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Vice President – Legal and Regulatory Affairs and Joint Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly “deed of vote” or “position paper” on the envelope)

Company’s registration number: 52-004431-4

Time of the meeting: Thursday, October 22, 2009 at 10:00 Israel time.

Type of meeting: Extraordinary general meeting

The Record Date: September 23, 2009

Note:

In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba’a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder's Details:
Name of shareholder:_______________________________________
I.D. number:______________________________________________
In case the shareholder does not hold an Israeli I.D.:
     Passport number:__________________________________________
     The country issuing the passport:_________________
     In effect until:____________________________________________
In case the shareholder is an entity:
     Entity registration number:_______________________________
     Country of organization:___________________________________

Item No.	Subject of the Resolution	Vote[a]			In respect of appointment of External Director (section 239(b)) of the Israeli Companies Law - do you have a “controlling party” interest[b]?
		For	Against	Abstain	Yes[c]	No
1)	Approval of the appointment of Mr. Barry Ben-Zeev (Woolfson) as a new external director (Dahatz) and approval of his remuneration, indemnification and insurance.

This item is subject to the Regulations Procedure.
In respect of transaction's approval pursuant sections 255 and 275 of the Israeli Companies Law - do you have a “personal interest” in the resolution[d]?
2)	A conditional approval of a “Run-Off” insurance policy for directors and other office holders of the Company. This item is subject to the Regulations Procedure.
3)	A conditional approval of a registration rights agreement (to be entered into at a later date) by and between the Company and Scailex Corporation Ltd.

This item is subject to the Regulations Procedure.
4)	Approval of a grant of Indemnification Letters to directors of the Company. This item is subject to the Regulations Procedure.
5)	A conditional approval of a new “D&O” insurance policy (to be entered into at a later date). This item is not subject to the Regulations Procedure.				Irrelevant
6)	Approval of amendments of certain provisions in the Company’s Articles of Association. This item is not subject to the Regulations Procedure.				Irrelevant

Regarding the resolution on item no. 1, why do I have a “Controlling Party” Interest in the Company?

Regarding the resolutions on items no. 2-4, why do I have a “Personal Interest” in the resolutions?

Deeds of Vote submitted by shareholders who holds their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.

Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either column, or if an X is marked in both columns, the vote shall be disqualified)e:

☐	I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998 (the “License”).

☐	I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “D” to the Proxy Statement distributed with this Deed of Vote.

—————————————— Signature Name (Print): ______________ Title : ____________________ Date : ____________________

a If an X is not marked in either column, or if an X is marked in more than one column, the vote shall be considered as an abstention on the relevant item.

b Kindly provide details regarding the nature of your being, or acting on behalf of, a “Controlling Party” in the Company at the designated space below. The Israeli Companies Law refers for the definition of “Control” to Section 1 of the Israeli Securities Law of 1968, defining “Control” as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person or entity is controlling a company if said person or entity “holds” (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company.

c If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide detail, the vote shall be disqualified.

d Kindly provide details regarding the nature of the personal interest in the resolution at the designated space below. “Personal Interest” is defined in Section 1 of the Israeli Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of said person’s relative and of another entity in which said person or said person’s relative is an interested party, excluding a personal interest that stems from the fact of holding shares in the company.

e In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder’s Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

DEED OF AUTHORIZATION

To:	Partner Communications Company Ltd. (the "Company")

Attn:	Roly Klinger, Vice President - Legal and Regulatory Affairs and Joint Company Secretary

Re:    Extraordinary General Meeting of Shareholders to be held on
Thursday, October 22, 2009 (the “Meeting”)

I, the undersigned1 _________________________, (Identification No./Registration No. _________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (“Ordinary Shares”), of the Company, hereby authorize _______________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment of the Meeting of the Company, until I shall otherwise notify you.

I declare and detail in the designated space below whether I have a Controlling Party interest4 in the resolution on item 1 on the agenda, and whether I have a Personal Interest5 in the resolutions on item 2-4 on the agenda:6

Item No.	Subject of the Resolution	Yes[7]	No
(1)	Approval of the appointment of Mr. Barry Ben-Zeev (Woolfson) as a new external director (Dahatz) and approval of his remuneration, indemnification and insurance.
(2)	A conditional approval of a "Run-Off" insurance policy for directors and other office holders of the Company.
(3)	A conditional approval of a registration rights agreement (to be entered into at a later date) by and between the Company and Scailex Corporation Ltd.
(4)	Approval of a grant of Indemnification Letters to directors of the Company.
(5)	A conditional approval of a new "D&O" insurance policy (to be entered into at a later date).	Irrelevant
(6)	Approval of amendments of certain provisions in the Company's Articles of Association.	Irrelevant

1     Name of shareholder.

2     A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number the shareholder holds.

3     In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.

4     Kindly provide details regarding the nature of your being, or acting on behalf of, a “Controlling Party” in the Company, at the designated space below. The Israeli Companies Law of 1999 refers for the definition of “Control” to Section 1 of the Israeli Securities Law of 1968, defining “Control” as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person or entity is controlling a company if said person or entity “holds” (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company.

5     Kindly provide details regarding the nature of the personal interest in the resolution, at the designated space below. “Personal Interest” is defined in Section 1 of the Israeli Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of said person’s relative and of another entity in which said person or said person’s relative is an interested party, excluding a personal interest that stems from the fact of holding shares in the company

6     If an X is not marked in either column, or if an X is marked in both columns, the vote in respect of this item shall be disqualified.

7     Kindly provide details at the designated space below regarding (i) the nature of your being, or acting on behalf of, a “Controlling Party” in the Company (with respect to item 1); or (ii) your “Personal Interest” (with respect to items 2-4).

Regarding the resolution on item no. 1, why do I have a “Controlling Party” Interest in the Company?

Regarding the resolutions on items no. 2-4, why do I have a “Personal Interest” in the resolutions?

I declare the following8:

I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)[9].

I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

Date: _____________	_______________________________________
Signature

Name: _________________
Title: __________________

8     If an X is not marked in either box, or if an X is marked in both boxes, the shareholder’s vote at the Meeting shall be disqualified. In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder’s Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

9     A translation of sections 21-24 of the License is attached as Annex “D” to the Proxy Statement distributed with this Deed of Authorization.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: September 16, 2009